                                                                    Exhibit 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1 (telephone (604) 688-5755).

                              Short Form Prospectus

New Issue                                                         March 25, 2002

                               IVANHOE MINES LTD.

                                   $56,712,500

                            17,450,000 COMMON SHARES

This short form prospectus qualifies for distribution (the "Offering") 17,450,000 common shares ("Common Shares") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") at a price of $3.25 per Common Share pursuant to an underwriting agreement (the "Underwriting Agreement") dated March 13, 2002 between Ivanhoe and Griffiths McBurney & Partners, HSBC Securities (Canada) Inc. and Haywood Securities Inc. (collectively, the "Underwriters"). The offering price of the Common Shares was determined by negotiation between Ivanhoe and the Underwriters. The Common Shares are traded on The Toronto Stock Exchange (the "TSE") and the Australian Stock Exchange under the symbol "IVN". The price of the Common Shares as reported by the TSE at the close of business on March 22, 2002 was $3.21 (approximately US$2.04) per Common Share.

                         ------------------------------

                          PRICE: $3.25 PER COMMON SHARE

                         ------------------------------



                                                                            Net Proceeds to
                        Price to the Public      Underwriters' Fee         the Company (1)
                        -------------------      -----------------        -----------------
Per Common Share          $         3.25          $        0.1625          $         3.0875
Total ..........          $   56,712,500          $     2,835,625          $     53,876,875

Note:

(1) Before deducting expenses of this Offering, estimated to be approximately $200,000 which will be paid from the net proceeds of the Offering.

Unless otherwise stated all references to currency in this short form prospectus are to Canadian dollars, while references to "A$" refer to lawful currency of Australia and references to "US$" refer to the lawful currency of the United States of America.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Ivanhoe and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Ivanhoe by Goodmans, Vancouver and on behalf of the Underwriters by DuMoulin Black, Vancouver.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Common Shares will be available for delivery at the closing of this Offering, which is expected to occur on or about April 3, 2002 (the "Closing Date") but in any event no later than 42 days following the date of a final receipt for this short form prospectus. In accordance with applicable laws and policies, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares. See "Plan of Distribution".

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
DOCUMENTS INCORPORATED BY REFERENCE ....            3

ELIGIBILITY FOR INVESTMENT .............            5

NAME AND INCORPORATION .................            5

SUMMARY DESCRIPTION OF BUSINESS ........            7

CONSOLIDATED CAPITALIZATION ............           21

DESCRIPTION OF SHARE CAPITAL ...........           22

PLAN OF DISTRIBUTION ...................           23

USE OF PROCEEDS ........................           24

RISK FACTORS ...........................           25

SIGNIFICANT ACQUISITIONS ...............           26

OTHER MATERIAL FACTS ...................           27

AUDITORS, TRANSFER AGENT AND REGISTRAR .           27

LEGAL MATTERS ..........................           27

PURCHASERS' STATUTORY RIGHTS ...........           27

INDEX TO FINANCIAL STATEMENTS ..........           28

INDEX TO PRO FORMA FINANCIAL INFORMATION           28

CERTIFICATE OF IVANHOE MINES LTD. ......          C-1

CERTIFICATE OF THE UNDERWRITERS ........          C-2

                            DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1. Revised Initial Annual Information Form dated May 15, 2001, including the management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2000 incorporated therein (the "AIF");

2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

3. Comparative unaudited consolidated interim financial statements of Ivanhoe for the nine month periods ended September 30, 2001 and 2000, together with management's discussion and analysis of financial condition and results of operation for such periods;

4. Management Information Circular dated April 28, 2001 prepared in connection with Ivanhoe's annual meeting of shareholders held June 15, 2001 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices);

5. Material Change Report dated August 8, 2001, as amended September 13, 2001, respecting a proposed operational and financial restructuring at the Savage River iron ore mine in Tasmania;

6. Material Change Report dated January 7, 2002 respecting the conversion of loans owed by Ivanhoe's subsidiary, ABM Mining Limited, to entities controlled by Robert M. Friedland, the Chairman of Ivanhoe, into Common Shares of Ivanhoe;

7. Material Change Report dated February 12, 2002 respecting Ivanhoe's completion of its earn-in obligations to acquire a 100% interest in the Oyu Tolgoi exploration project in Mongolia;

8. Material Change Report dated March 21, 2002 respecting the completion of a resource estimate at the Southwest Oyu zone of the Oyu Tolgoi exploration project; and

9. Material Change Report dated March 22, 2002 respecting this prospectus offering.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN ALL OF THE PROVINCES OF CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. (telephone (604) 688-5755).

                           ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans, counsel to the Corporation, provided the Common Shares offered hereby are listed on a prescribed stock exchange (which currently includes the TSE), based on the law of the date hereof, the Common Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans. In the opinion of such counsel, the Common Shares would not as of the date hereof be considered foreign property under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at December 31, 2001 are set out in the following chart.

                    IVANHOE MINES LTD. -- CORPORATE STRUCTURE




                                  (FLOW CHART)





Note: All subsidiaries are wholly-owned unless otherwise indicated
      "BVI" means British Virgin Islands

                                     SUMMARY

                             DESCRIPTION OF BUSINESS

GENERAL

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in mineral resource properties in Myanmar, Australia, Kazakhstan, Mongolia, Norway, South Korea and Vietnam. For the purposes of Form 44-101F3 under National Instrument 44-101 the Monywa copper project in Myanmar, the Savage River iron ore mine in Tasmania, Australia and the Oyu Tolgoi gold and copper exploration project in Mongolia have been identified as the mineral resource properties material to Ivanhoe. For a description of the Monywa copper project and the Savage River iron ore mine, see "Item 3 -- General Development of the Business" and "Item 4 -- Narrative Description of Business" on pages 9 through 29 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus. For a description of the Oyu Tolgoi project, see "Recent Developments" below. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi project), Myanmar (other than the Monywa copper project), Norway, South Korea and Vietnam are not considered material for the purposes of Form 44-101F3 under National Instrument 44-101.

RECENT DEVELOPMENTS

OYU TOLGOI EXPLORATION PROJECT

Except as noted below, all disclosure of a scientific or technical nature in this short form prospectus respecting the Oyu Tolgoi gold and copper exploration project has been summarized from a technical report dated January 11, 2002 prepared by D. George Cargill, Ph.D., P. Eng., of Roscoe Postle Associates Inc. ("RPA") of Toronto, Ontario. Dr. Cargill is an independent qualified person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. RPA's inferred mineral resource estimate on the Southwest Oyu zone of the Oyu Tolgoi gold and copper exploration project was prepared by Dr. Gildar J. Arseneau, P. Geo., and was based on a review and analysis of a resource estimate prepared by AMEC E&C Services Limited ("AMEC") of Toronto.

Project Description and Location

Ivanhoe is currently conducting a series of exploration programs at Oyu Tolgoi (the "Oyu Tolgoi Property") in the south Gobi Region, Mongolia. The objective of these programs is to define the nature and scope of a recently discovered copper and gold porphyry zone containing an, as yet, indeterminate amount of gold, copper and molybdenum mineralization. Mineralization has been identified in four areas of the Oyu Tolgoi Property, within an area of 3 kilometres north-south by 2 kilometres east-west, designated by Ivanhoe as the Central Oyu, North Oyu, South Oyu and Southwest Oyu zones. The right to explore for minerals in these zones is held through four non-contiguous mineral licences encompassing approximately 24,000 hectares of surface area.

In May 2000, Ivanhoe entered into an earn-in agreement (the "Earn-in Agreement") with BHP Minerals International Exploration Inc. ("BHP") to earn a 100% interest in the Oyu Tolgoi Property. Ivanhoe earned its 100% interest in February, 2002 by incurring US$3,000,000 in exploration expenditures and by paying to BHP US$5,000,000. The Earn-in Agreement also requires Ivanhoe to incur additional exploration expenditures of US$3,000,000 by February, 2006. BHP retains a 2% net smelter returns royalty and certain back-in rights. BHP's back-in rights become exercisable if and when a "significant mineral occurrence" is identified on the property consisting of not less than 250,000,000 tonnes of 1% copper extractable by heap leaching and solvent extraction-electrowinning ("SX-EW"). In that event, BHP has the right to re-purchase a 40% interest in the significant mineral occurrence. If the significant mineral occurrence consists of not less than 300,000,000 tonnes of ore grading 1% copper recoverable by conventional means of extraction, BHP has the right to repurchase a 60% interest in the significant mineral occurrence. In either case, BHP will be required to relinquish its royalty and pay to Ivanhoe an amount equal to three times the amount of exploration expenditures incurred and, if the significant mineral occurrence lies within the "Central Oyu" zone, BHP must also repay to Ivanhoe the US$5,000,000 paid by Ivanhoe to BHP to exercise the option. If BHP were to exercise its back-in rights, BHP and Ivanhoe would form a joint venture in which the party with the larger participating interest would be entitled to be the operator. Ongoing expenditure obligations for exploration and development would be in proportion to each party's participation in the joint venture.

The original exploration licence for the Oyu Tolgoi Property was granted to BHP in 1997 as Mineral Exploration Licence ("MEL") 210, which was later re-designated as MEL 66X when new mining legislation was enacted in Mongolia in 1997. Certain areas originally covered by MEL 66X were relinquished in September, 2000, and MEL 66X was converted into four separate licences, MELs 66X, 66X1, 66X2 and 66X3. The licences, which expire on February 17, 2004, permit Ivanhoe to conduct drilling and other exploration work on the property. Ivanhoe must pay a yearly per hectare fee to the Mongolian government in order to maintain the licences in good standing. If Ivanhoe intends to commence mining activity on the property, it must apply to the Mongolian government for a mining licence prior to the expiry of the corresponding MEL. Mining licences are typically granted for a term of 60 years, and are renewable for up to an additional 40 years. The Mongolian government also imposes a royalty of 2.5% on the sale value of all minerals mined in the country.

Ivanhoe also recently acquired MEL 3677, which covers an additional 109,145 hectares of land located in the same geological province that hosts the Oyu Tolgoi Property. MEL 3677 has an initial term of three years, and is renewable for up to an additional four years. 59,743 hectares of MEL 3677 overlap areas originally covered by MEL 66X.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Property is located in the south Gobi Region of Mongolia, approximately 560 kilometres south of the capital city, Ulaanbaatar. Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring 12 hours travel time in a four-wheel drive vehicle. Ivanhoe has also constructed a 1,400 metre airstrip which allows the property to be reached by small aircraft. Mongolian rail service and a large electric power line lie 350 kilometres east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border sits approximately 80 kilometres south of Oyu Tolgoi and the Trans-China Rail line following the Yellow River is approximately 160 kilometres south of the border.

A small diesel power station is located 60 kilometres east in Handbogd. The nearest significant population centre is the regional provincial capital at Dalandzadgad, located 240 kilometres west northwest of Oyu Tolgoi with a population of approximately 12,500 people. Dalandzadgad is accessible by unpaved road.

Although the climate at Oyu Tolgoi is relatively severe, including frequent strong wind conditions and cold winters with temperatures ranging between -2 degrees to -30 degrees Celsius, Ivanhoe believes that it is possible to conduct exploration and mining operations on a year round basis.

The property has an average elevation of 1,160 metres above sea level, and has a relatively flat, undulating topography with less than 50 metres of relief. The surface area is a semi-desert steppe, with minimal rainfall and vegetation cover of approximately 20 to 25% of the ground surface.

Ivanhoe's surface rights on the Oyu Tolgoi Property are governed by the Minerals Law and the Land Law. Water rights are governed by the Water Law and the Minerals Law. These laws permit Ivanhoe to use the land and water in connection with exploration operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. Ivanhoe expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

Power and water sources are currently sufficient for exploration activities. However, additional power and water sources will need to be developed prior to the commencement of mining operations. The nearest power line is 350 kilometres away. Water is typically drawn from underground aquifers in the area. Ivanhoe has not analyzed the sufficiency of such water sources for mining purposes.

The area is relatively flat, and should be amenable to the construction of the necessary infrastructure for a mining operation, including tailings storage sites, heap leach pads, waste disposal and processing plant sites.

History

Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not commence in the area until 1995, when the Magma Copper Company Ltd. ("Magma") began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP acquired Magma, BHP continued the reconnaissance program in western and southern Mongolia.

BHP first visited the Oyu Tolgoi Property in September, 1996 as part of its regional reconnaissance program of the south Gobi region. BHP subsequently applied for, and was granted, an exploration concession covering 1,350 square kilometres. After geological mapping, stream and soil sediment surveys and magnetic and induced polarization ("IP") surveys, BHP completed 6 diamond core holes totalling 1,000 metres during September and October, 1997. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 13 core holes totalling 2,000 metres. Positive results were obtained in four of the holes prompting a third phase of drilling in August and September 1998 consisting of 4 holes totalling 800 metres. These holes failed to return significant mineralization and BHP suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out.

In 2000, after entering into the Earn-in Agreement with BHP, Ivanhoe carried out a reverse circulation ("RC") drill program to delineate a chalcocite blanket intersected in one of BHP's diamond drill holes. This program consisted of 109 RC holes totalling 8,828 metres. The holes were targeted to define supergene mineralization that might be amenable to a heap leaching SX-EW process similar to the one used at Ivanhoe's Monywa copper mine in Myanmar. Ivanhoe reviewed the results and decided that the chalcocite blanket at Central Oyu was neither large enough nor high grade enough to be economic as a stand-alone deposit.

In 2001, Ivanhoe began its current drilling program.

Geology and Mineralization

The Oyu Tolgoi Property lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The area contains a mixture of arc and back arc rocks that accreted to southern Mongolia during the Paleozoic age.

Within the Oyu Tolgoi Property area, the geology is dominated by a Siluro-Carboniferous sequence of basalts, basaltic andesites and sedimentary sequences. Overlying these sequences are Cretaceous-age, flat-lying sediments consisting of pebbly gravel, sandy silt, sand and clay, with an average thickness of between 15 to 20 metres. The volcanic rocks are intruded by a complex variety of feldspar porphyry, feldspar-hornblende porphyry and quartz-feldspar porphyry stocks and dykes.

Ivanhoe has gathered the most comprehensive understanding of the property geology from its detailed mapping and extensive drilling of the Southwest Oyu zone. Ivanhoe believes that the mineralized areas consist of mafic volcanic rocks intruded by quartz monzodiorite intrusions. Copper and gold mineralization appears to lie in both the basaltic volcanic country rocks and the intrusions. There are also barren quartz monzonite porphyries, hornblende, biotite andesite and rhyolite dykes that regularly cut the quartz monzodiorite intrusions.

The Oyu Tolgoi Property contains both hypogene and supergene copper mineralization. The hypogene deposits appear to belong to a porphyry copper-gold system of the potassic-calcalkaline type. Ivanhoe has discovered evidence of hypogene deposits in all four zones.

At South Oyu and Southwest Oyu, copper and gold mineralization is found primarily in intensely veined (stockwork and sheeted) magnetite-rich, pyrite-poor assemblages dominated by quartz and chalcopyrite, with minor amounts of bornite and traces of molybdenum in basaltic volcanics and quartz monzodiorite intrusives. Ivanhoe suspects that South Oyu and Southwest Oyu belong to the same zone offset by a northeast trending fault. The correlation between gold and copper grades suggest that the gold distribution is in the form of attachments to or inclusions in copper sulphides. Molybdenum grades are erratic and Ivanhoe has not determined the nature of its distribution. Ivanhoe's preliminary metallurgical work indicates that at least some of the molybdenum is enriched in rhenium. High values of rhenium in molybdenum is a feature of some gold-rich porphyry copper deposits.

In North Oyu, copper mineralization occurs in breccias at depths greater than 100 metres below the surface. There appears to be some supergene chalcocite and covellite, but the higher grade intercepts are associated with veins containing pyrite, chalcopyrite and traces of covellite and chalcocite, which appear to be hypogene. Gold values are usually low but sometimes higher in copper-rich zones. Molybdenum values are usually low.

The principal supergene deposit at Oyu Tolgoi is located at Central Oyu. It consists of a chalcocite blanket beneath a leached cap. Rock chip samples across the leached cap contain anomalous concentrations of copper and gold. Meanwhile, supergene mineralization occurs between 40 to 80 metres below the surface. The upper 20 to 40 metres of the enrichment blanket is made up of chalcocite with minor covellite and digenite as coatings on pyrite. The lower parts of the blanket which have lower copper grades are dominated by covellite. The upper chalcocite and lower covellite zones are a standard feature of enrichment blankets. Distribution of gold is not well known. Most of the system contains less than 30 parts per billion of gold but there are erratic values of 0.1 parts per million ("ppm") of gold to 1 ppm of gold. The best gold values are in the west side of Central Oyu, in both the chalcocite blanket and the underlying basaltic volcanics. There is also hypogene mineralization beneath the enrichment blanket.

2001/2002 Drilling Program

Ivanhoe commenced its drilling program in 2001 by drilling RC holes at South Oyu, to test its supergene and the hypogene potential. Ivanhoe then expanded the exploration project to encompass all four zones, and by February 27, 2002 had completed 23 RC holes, 3 combined RC and diamond drill ("RCD") holes and 30 diamond drill ("D") holes.

In July, 2001 Ivanhoe encountered a long intersection of high grade hypogene copper and gold mineralization at OTRCD-150 (508 metres averaging 0.81% copper and 1.17 grams per tonne ("g/t") gold) at Southwest Oyu. Following this discovery, Ivanhoe undertook a surface program of magnetic and IP surveys over an area of roughly 4 kilometres by 3 kilometres. Two magnetic surveys were performed, each covering an area of 2 kilometres by 3 kilometres. The southern part of the area was surveyed on north-south lines, 25 metres apart with stations 5 metres apart. The northern area was surveyed on east-west lines, 50 metres apart with stations at 5 metre intervals. The surveys identified target areas at Southwest Oyu, South Oyu, Central Oyu, North Oyu, the Airstrip and anomalies in the far northern end of the Oyu Tolgoi Property.

Ivanhoe has used the preliminary maps from the IP survey as the basis for its ongoing drilling program. The results indicate that the most promising exploration target in the area is a zone of high-grade mineralization around hole OTRCD-150 at the Southwest Oyu zone. Accordingly, Ivanhoe changed its focus from testing for supergene mineralization at Central Oyu to drilling activity on Southwest Oyu in order to further define the hypogene zone of mineralization.

By the end of January, 2002, Ivanhoe had completed 24 holes at Southwest Oyu. The drilling indicates that there is a wide zone of mineralization encompassing a narrow high grade zone. Exploration to date indicates that a zone of mineralization grading at least 0.3% copper equivalent (a combination of copper and gold expressed as a copper equivalent and based on 100% recovery for both metals, as metallurgical studies are still too preliminary to predict recoveries in a commercial process) is contained within a shell which extends approximately 1,200 metres in a northeast-southwest direction and 350 metres in a northwest-southeast direction. The zone extends to at least a vertical depth of approximately 750 metres, commencing at a depth of approximately 50 metres. OTRCD-180, 183 and 185 returned encouraging mineralization at lower depths. OTRCD-180 graded 2.37 g/t gold and 1.05% copper for 208 metres beginning at a down-hole depth of 618 metres. OTRCD-185 intersected 1.31 g/t gold and 0.45% copper for 400 metres beginning at a down-hole depth of 498 metres.

Ivanhoe drilled holes OTD-184, 185 and 190 as cross-holes (125 degree azimuth) across the general northeasterly trend of drill holes OTRCD-150 and OTD-160 through 173, which established the horizontal dimensions of the steeply to vertically plunging mineralized body. The drill results from the 035 degree azimuth holes OTRCD-150 and 169 indicate the longitudinal width of the high grade core zone (grading in excess of 0.7% copper and 0.7 g/t gold) is up to 315 metres in length at a depth of 250 metres below surface. Hole OTD-177's (125 degree azimuth) drill results suggest that the thickness of this zone is approximately 230 metres at the same depth. OTD-185, drilled steeply below OTD-177, indicates a thickness of 250 metres approximately 500 metres below surface narrowing to 180 metres thickness in OTD-190, 80 metres to the southwest. Surrounding the high grade core is lower grade mineralization, generally in the 0.3% to 0.5% copper and 0.3 to 0.5 g/t gold range extending 100 metres to 200 metres laterally and northwest, 700 metres southeast to the collar of OTD-167 and approximately 600 metres northeast to OTD-12. On the southeast margin of Southwest Oyu, the high grade core is cut off by a post mineral fault and on the northeast margin it is cut off by late mineral dykes.

The results of significant intercepts from the recent drilling at Southwest Oyu's discovery zone are summarized below.

                         SOUTHWEST OYU "DISCOVERY ZONE"
                       SUMMARY OF SIGNIFICANT INTERCEPTS


HOLE NO.       FINAL DEPTH      CORE LENGTH (m)        GOLD ("AU")       COPPER ("CU")
               METRES ("M")                              G/T                  %
--------       ------------     ---------------        -----------       --------------
150               590               508                  1.17               0.81
160               460.7             288                  1.68               0.80
161               472               358                  1.70               0.71
162               360.5             190                  1.76               0.75
166               601.9             478                  1.38               0.74
171               614.3             100                  1.29               0.67
172               772               116                  2.35               0.88
173               692                24                  1.32               0.82
174               554                74                  0.45               0.58
175               461               138                  0.35               0.45
176               674               146                  1.49               0.76
177               591               192                  1.10               0.56
178               449               128                  1.01               0.59
179               490.4              14                  0.32               0.57
180               895               208                  2.37               1.05
183               853               454                  1.71               0.92
184               705               216                  1.87               0.97
185              1015               400                  1.31               0.56
189               322               200                  1.9                0.77
190               913               178                  1.55               0.46

The southern extension of Southwest Oyu was also drilled to test the continuation of mineralization to the southwest as inferred by IP survey results and to follow up on previous drilling by BHP which intersected 142 metres of
0.93 g/t gold and 0.53% copper. The results of this drilling are summarized below.

                     SOUTHWESTERN OYU -- SOUTHERN EXTENSION


HOLE NO.              CORE LENGTH                    AU                     CU
                          (m)                        G/T                    %
--------              -----------                    ---                   ----
165                      466                         0.31                  0.41
167                      318                         0.52                  0.49
168                      382                         0.30                  0.21

Ivanhoe has also conducted recent drilling on the South Oyu zone. The drilling is designed to test adjacent magnetic and IP chargeability anomalies that underlie outcroppings of copper oxide mineralization. Previous drilling by Ivanhoe identified areas of significant copper and gold mineralization in a series of shallow holes. OTRCD-149 drilled to a depth of 405 metres averaged 1.08% copper and 0.31 g/t gold in a 63 metre supergene blanket, underlain by 52 metres at 1.73% copper and 0.23 g/t gold, followed by 82 metres at 0.57% copper and 0.27 g/t gold and then 76 metres at 0.49% copper and 0.38 g/t gold. OTD-164 was drilled under OTRCD-149 to a down-hole depth of 516.9 metres to test the depth of mineralization. OTD-164 returned similar results to the lower-grade intervals of OTRCD-149, indicating that mineralization continues to a depth of at least 500 metres. Hole OTD-170 drilled between Southwest Oyu and South Oyu returned weaker levels of gold and copper. Ivanhoe believes a major northeast trending fault cuts off mineralization on the southeast side of Southwest Oyu, and that South Oyu may be an offset of this mineralization. Ivanhoe drilled OTD-186 to the west of OTRCD-149 in order to test an anomaly identified from the magnetic survey, but did not intercept significant mineralization.

Central Oyu is a separate system with different mineralogy and geochemistry. At Central Oyu, BHP's hole OTD-3 intersected a thirty metre thick, supergene-enriched, chalcocite blanket. Ivanhoe's RC drill program in 2000 outlined an area of 1,100 metres by 600 metres that is underlain by the chalcocite blanket and copper oxide mineralization averaging 20 metres to 35 metres in thickness at depths varying from 20 metres below the surface to 100 metres below the surface.

Primary covellite and chalcopyrite occurs below the chalcocite blanket at Central Oyu, indicating the potential for hypogene mineralization. Ivanhoe drilled hole OTD-159 in this area to test for hypogene potential. OTD-159 intersected 301 metres (from 47 to 348 metres) of chalcocite-covellite mineralization averaging 0.71% copper, within a broader intercept of 375 metres, from 47 to 422 metres, grading 0.69% copper. This includes 30 metres of dominantly chalcocite mineralization from 47 to 77 metres, grading 1.50% copper and 0.22 g/t gold. The hole was a twin, and a deeper re-drill, of a 130-metre-deep, RC hole, OTRC-94, and extends significant copper grades to a depth of at least 422 metres below surface. The PQ-sized drill core in the top 130 metres also indicates a general increase in copper grades compared to the earlier RC chip samples.

Ivanhoe received further evidence of hypogene mineralization at Central Oyu from its IP survey, which identified an IP chargeability anomaly covering the northwest flank of Central and Northern Oyu. The anomaly has a strike length of 1,600 metres with a width of 400 metres. Ivanhoe recently completed hole OTD-187 to test the hypogene potential of the IP chargeability anomaly in Central Oyu. OTD-187 was drilled to a depth of 532.6 metres grading 1.40 g/t gold and 0.84% copper for 102 metres between 334 and 436 metres. Ivanhoe drilled OTD-188 385 metres northwest of OTD-187 to test the extent of the zone of copper mineralization, but intercepted only weak mineralization. Ivanhoe is currently drilling additional D holes at Central Oyu to further define the zone of hypogene mineralization.

In North Oyu, BHP's hole OTO-02 intersected narrow zones of chalcopyrite-rich stockwork mineralization grading up to 1% copper in volcanic rocks sandwiched between post-mineral, syenite dykes.

Ivanhoe plans to drill more than 20,000 metres to test the hypogene potential of the Southwest, Central, North and South Oyu zones and explore for additional high-grade zones based on the IP and magnetic survey. Ivanhoe has recently focussed on drilling the Southwest Oyu zone in order to gather sufficient data to calculate a resource estimate on the discovery zone at Southwest Oyu. Starting in early 2002, Ivanhoe began to drill in other areas with potential significant mineralization as indicated by the IP and magnetic surveys.

Resource Estimate -- Central Oyu

In November, 2000 Ivanhoe prepared an internal copper resource estimate of the Central Oyu zone based on its 2000 drill program. This estimate was verified and adopted by RPA in RPA's technical report on the Oyu Tolgoi Property dated January 11, 2002. RPA reported an inferred mineral resource at the Central Oyu zone as follows:

                 CENTRAL OYU INFERRED MINERAL RESOURCE ESTIMATE
                           IVANHOE -- NOVEMBER, 2000


CATEGORY                          TONNES                          GRADE % CU
--------                        ----------                        -----------
Inferred                        39,200,000                           0.73

Key assumptions, parameters, methods, and other information RPA considered relevant to the estimate are as follows:

     o The database used for the estimate was in keeping with industry standards.

     o D. George Cargill, Ph. D., P.Eng., reviewed and verified the estimate for RPA.

     o Original assays for total copper were done at Analabs Pty. Ltd. ("Analabs") in Ulaanbaatar. No acid soluble or cyanide soluble copper assays were done but may be warranted in the future. Total coppe r check assays were done at Indo Assay lab in Indonesia, and results were reported to be acceptable. Checks on assay values over 1% Cu were within 5% to 10% of the original assays and for assay values less than 1% were within 10% to 20%. RPA had check assays carried out at XRAL laboratory in Canada on nine samples from the Central Oyu zone. The check assays gave reasonable correlation with the original assays.


     o Vertical RC holes were used for the estimate. Although a few D holes were within the resource area, they were not used. The RC holes were spaced 100 m to 200 m apart along east-west section lines 100 m to 200 m apart. The Central Oyu zone consists of an essentially continuous blanket of supergene copper mineralization which covers an area approximately 1,100 m north-south by 600 m east-west. In places the supergene zone consists of two layers (main and upper zones) separated by waste material. The deeper main zone predominates and extends to a depth of 40 m to 80 m in most places. It has been drilled to a maximum depth of about 120 m.

     o For the estimate, Ivanhoe used a cut-off grade of 0.2% Cu. In RPA's view, this is an appropriate cut-off grade for this type of resource estimate.

     o Ivanhoe used a polygonal estimation method, whereby drill hole intercepts on plan were assigned an area of influence midway to adjacent drill holes up to a maximum of 100 m. Polygon areas were measured by planimeter and multiplied by drill hole intersection length and by a density factor of 2.3 tonnes per cubic metre to derive tonnage. This density factor is appropriate. Tonnages were summed and the grades for each intersection were weighted by tonnage to determine the average grade of the mineral resource.

     o The Oyu Tolgoi Property is still at the exploration stage and it is too early to assess the possible effect on the resource estimate of factors such as environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other potential issues. At this time, however, RPA has no reason to belie ve that any of these potential issues will be an impediment to development of the project.

     o The geometry of the Central Oyu supergene zone lends itself readily to open pit mining with a low strip ratio.

     o Metallurgical testwork was carried out recently on three samples from Central Oyu. The copper minerals reported to be in the samples are enargite, covellite and digenite. Flotation tests produced good copper recoveries (82%) for sample S4 ("chalcocite zone") and sample S6 ("covellite zone"). Column leach and bottle roll tests on sample S4 gave 62% to 82% copper recovery and on sample S5 gave 5% to 7% copper recovery.

     o Infrastructure is sparse in the area of the Oyu Tolgoi Property and any mining operation would need suitable infrastructure to be developed.

     o In RPA's opinion, the Central Oyu supergene zone estimate should be classified as an inferred mineral resource. It should be considered a preliminary estimate at this time. It has been done by a manual method and may be done in future as a computerized block model.

     o Although Ivanhoe considers the Central Oyu zone to be uneconomic for a stand-alone mining operation, RPA considers that it has reasonable prospects for economic extraction in combination with or as a satellite deposit to other mineral deposits.

Resource Estimate -- Southwest Oyu

On March 11, 2002, Ivanhoe announced that AMEC completed a preliminary copper and gold resource estimate for the northern portion of the Southwest Oyu zone.

AMEC reported an inferred mineral resource at the Southwest Oyu zone as follows:


                SOUTHWEST OYU INFERRED MINERAL RESOURCE ESTIMATE
                               AMEC -- MARCH 2002

CUTOFF GRADE         TONNAGE                        IN SITU GRADE                     CU                  AU
  COPPER             (TONNES)                   ----------------------           (BILLIONS OF          (OUNCES)
EQUIVALENT(1)                                   CU                 AU               POUNDS)
   (%)                                          (%)               (G/T)
-------------      -----------                  ----              -----           ------------         ---------
   0.70            185,100,000                  0.63               1.04               2.57             6,189,000

   0.60            259,700,000                  0.57               0.86               3.26             7,181,000

   0.50            349,100,000                  0.52               0.73               4.00             8,193,000

   0.40            457,800,000                  0.46               0.62               4.64             9,126,000

   0.30            587,700,000                  0.41               0.53               5.31            10,014,000

   0.20            703,000,000                  0.37               0.47               5.73            10,623,000


Note: (1) Based on US$300 per ounce gold and US$0.80 per pound copper at 100% metal recovery.

RPA prepared an addendum to its technical report describing RPA's review and verification of the AMEC mineral resource estimate of the Southwest Oyu zone. RPA's review and verification of AMEC's resource estimate was undertaken by, or under the supervision of, Dr. Gildar J. Arseneau, P.Geo., of RPA. Dr. Arseneau is an independent qualified person for the purposes of NI 43-101.

The Southwest Oyu mineral resource was estimated by AMEC with a 3-dimensional block model utilizing MineSight(R) a commercial mine planning software. To carry out its review of the Southwest Oyu mineral resource estimate, RPA converted the 3-dimensional database to Gemcom(R), another commercially available mine planning software. RPA re-estimated the Southwest Oyu mineral resource using the same and different interpolation parameters as utilized by AMEC.

The Southwest Oyu database consists of assay data for 32 diamond drill holes totalling 16,991 metres. The drill core was logged at the site and geological information was transferred to digital files containing drill hole survey locations, down hole survey data, geological, geophysical and assay data. RPA carried out checks and validations for both copper and gold assays. RPA believes that the analytical reproducibility of the data is better for copper than gold. The quality of the assay database is adequate for the estimation of an inferred mineral resource but, until better reproducibility can be demonstrated for gold assays, the resource must remain at an inferred level of classification. The digital drill hole database is adequate for resource estimation and the information collected is in keeping with standard industry practices for this type of exploration target.

The Southwest Oyu block model was organized on an orthogonal grid with a 20 metre by 20 metre block size and a 15 metre bench height. Copper and gold grades were composited to 15 metres before grade interpolation. Each block in the model is comprised of six separate models: rock code, density, copper grade, gold grade, copper equivalent grade and percent ore. Rock codes were assigned to the block model by first constructing 3-dimensional solids of the high grade portion of the deposit, the three major post-mineral dikes, the Southwest fault zone and the top of the hypogene mineralization. Because the bulk of the mineralization is within basaltic andesite, a bulk density of 2.80 was selected for the resource estimation. RPA recommends that the bulk density determination program be continued and expanded to include both mineralized and unmineralized samples. Copper and gold values were interpolated into the model by ordinary kriging. RPA has reviewed the variography study undertaken by AMEC and concurs with its conclusions.

Interpolation was restricted within zone boundaries. As such, samples from zone 1 were not used to interpolate grades into blocks of zone 2 and vice-versa. A maximum of 15 composites were used to estimate a block grade. The minimum number of composites required to estimate a block was set at 4 for zone 2 and 3 for zone 1. A maximum of 3 composites (zone 2) and 2 composites (zone 1) were allowed per drill hole.

RPA re-estimated the mineral resource using the same interpolation parameters as defined by AMEC. RPA also estimated the mineral resource using inverse distance weighting to the second power to interpolate the grades. RPA also re-composited the assay data to 5 metre lengths within the geological domains and re-estimated the mineral resource using ordinary kriging and inverse distance to the second power.

Based on the data reviewed, RPA concluded that the mineral resource at the Southwest Oyu zone was estimated by AMEC in a manner consistent with standard industry practice for this type of deposit. The mineral resource for the Southwest Oyu zone is classified as an inferred mineral resource in accordance with CIM Standards. The mineral resource was reported at CuEQ ($0.80) copper equivalent cut-off grades. The copper equivalent was calculated, after copper and gold grades were estimated into the block model, using the following formula:

                   CuEQ ($0.80) = % Cu + (Au g/t * 9.65)/17.64

The equivalent grade was calculated to reflect a price of US$0.80 per pound of copper and US$300 per ounce of gold and 100% metal recovery. RPA believes that it is premature at this stage to use an equivalent copper grade as cut-off because inadequate metallurgical testing has been performed. RPA also believes that some of the mineral resource at the Southwest Oyu zone could be re-classified as indicated under CIM Standards if better reproducibility could be achieved with the gold assays.

RPA recommends that all assays that returned copper grades in excess of 0.5% copper should be re-assayed for gold and the mineral resource be re-estimated using the new assay data.

RPA validated the resource model by inspection of plans and sections. The plots included drill hole composite values to allow direct comparison of composite grades to kriged block values. The checks showed good agreement between drill hole composite values and kriged model cell values.

The Oyu Tolgoi project is still at the exploration stage and it is too early to assess the possible effect on the resource estimate of factors such as environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other potential issues. At this time, however, RPA has no reason to believe that any of these potential issues will be an impediment to development of the project.

Insofar as the inferred mineral resources identified to date in the Central Oyu and Southwest Oyu zones of the Oyu Tolgoi Property are not mineral reserves, they do not have demonstrated economic viability.

Sampling and Analysis

Ivanhoe's sampling procedure consists of drilling D holes on 80 metre to 120 metre centres at -55 degrees on parallel sections spaced from 80 metres to 100 metres apart. The diameter of the drill core obtained from Ivanhoe's diamond drill holes varies between 42.0 millimetres (BTW size) and 85.0 millimetres (PQ size), with the majority being 47.5 millimetres (NQ size) and 63.5 millimetres (HQ size). Ivanhoe has generally been able to recover greater than 95% of the core, which is carefully pieced together and cut along the core axis with a diamond saw.

Ivanhoe places one half of all BTW, NQ and HQ core samples in boxes for future reference and the other half is placed into numbered bags for shipment to the laboratory for sample preparation and assay. PQ core is quartered with one quarter of the core shipped for assay. Typically the core is composited in two metre lengths to make an assay sample, although RC holes are typically one metre long. The drill holes are generally oriented on an azimuth of 35 degrees because it is roughly perpendicular to the observed quartz veins in weathered bedrock at the surface. Given the intensity of the stockwork vein system (up to 30% over broad mineralized intervals), Ivanhoe does not anticipate that there will be a significant bias on the vein set by the drill holes. To verify this assumption, Ivanhoe has drilled seven holes perpendicular to 35 degrees.

Ivanhoe uses a standard two-metre sampling interval on its drill holes, regardless of the rock type and internal vein structure. This minimizes the possibility of improper data entry into the sampling database and will be compatible with the expected future uses of the sampling database, as pre-feasibility and feasibility studies will likely rely on between six to twelve metre intervals. In addition, mining operations will likely employ large capacity bulk mining equipment that negates detailed analytical mining data. Barren dykes are assayed with the mineralized zones and included in average grade intervals unless they are wider than ten metres, which would make them amenable to selective waste mining.

Samples of previously assayed core are inserted into the sample stream at the project site on a 1 in 40 basis to provide a check on the sample preparation and analytical results. Similarly, barren, unmineralized core samples are added into the sample stream on an alternate 1 in 40 basis to provide an assay blank in the analytical process. This helps monitor the sample integrity during transport to the lab in Ulaanbaatar and for contamination in the system.

Analabs Pty. Ltd. ("Analabs"), of Ulaanbaatar, Mongolia, has performed the assays of the Ivanhoe drill holes. Chemex Labs and Bondar Clegg, both of Vancouver, British Columbia, previously performed check assays on 79 of those samples selected on a 1-in-10 basis from hole OTRCD-149 and holes OTD-150. The results of these check analyses indicate that Analabs' gold fire-assays and copper assays are statistically similar to both Chemex and Bondar Clegg. However, Analabs reported gold samples systematically higher than Chemex Lab and Bondar Clegg. A subsequent check assay on 81 samples by Bondar Clegg resulted in a satisfactory correlation of both copper and gold compared to Analabs' results. Analabs' molybdenum assays are consistently running higher than those of both Chemex Labs and Bondar Clegg, and Ivanhoe intends to retain the services of an independent geochemist in order to determine the appropriate corrective measures. Ivanhoe had independent check assays performed on a 1-in-20 basis on all assayed holes until February, 2002, when certified standards were inserted into the sample stream at the project site on a 1 in 20 basis.

Ivanhoe shipped six 50 kilogram core samples from OTRCD-149 (South Oyu zone), OTD-150 (Southwest Oyu zone) and OTD-159 (Central Oyu zone) to Lakefield Research in Canada for preliminary metallurgical testing of typical intercepts of high-grade and intermediate grade supergene and hypogene mineralization. Lakefield conducted preliminary froth flotation tests and column leach tests on the samples. All samples with the exception of the sample of chalcocite mineralization, responded well to copper mineral concentration by flotation. Commercial grade copper mineral concentrates, containing 26-30% copper, were achieved at metal recoveries between 81-91% of the copper in the feed sample. Gold recoveries were approximately 76-77% of the metal in the feed.

The sample from the chalcocite blanket at Central Oyu did not respond well to the recovery of copper by flotation but did respond well to bacterial leaching in a column. The column leach is designed to test the amenability of the sample to a low cost bacterial heap leaching method of copper extraction. Projected copper extraction from the chalcocite sample is in the 65-82% range after approximately 3 months. The tests are still in progress.

Seven samples of core were shipped to Minnovex Technologies in Toronto, Ontario for comminution testing. In general, the results of the tests indicated that the rock could be classified as "hard". However, the program was performed on a limited number of samples and significantly more testing is required before final conclusions can be drawn.

Finally, RPA collected seven samples of drill core from OTRCD-149 and 150 and OTD-159. RPA engaged XRAL Laboratories of Toronto to perform specific gravity testing on the samples. RPA reported that XRAL Laboratories' testing returned a satisfactory degree of correlation between their results and those of Analabs' original assays.

ADDITIONAL MONGOLIAN EXPLORATION PROJECTS

In October 2001 Ivanhoe acquired four new copper-gold porphyry-related exploration projects in Mongolia. The Oyut Ulaan and Chandman Uul prospects are located in southeastern Mongolia and the Oyut Ovoo and Saran Uul prospects are located in central Mongolia.

The Oyut Ulaan prospect consists of two targets, Oyut Ulaan and Stariy. The Oyut Ulaan target, a mineralized tourmaline breccia pipe complex situated in the southwest part of the licence area, has a surface area of 2.5 square kilometres. Intense, secondary copper staining occurs within and at the south margin of the most prominent pipe. Peripheral sheeted quartz-tourmaline chalcopyrite veins occur northeast and southwest of the pipe and are hosted in Carboniferous granodiorite. Assays for sixteen reconnaissance rock-chip samples were highly anomalous in copper (fourteen samples contained more than 5% copper), molybdenum (30-87 ppm) and gold (up to 0.30 g/t).

The Stariy target is a low-relief area with abundant copper-stained colluvium and subcrops within a five-square-kilometre zone in the north-central part of the licence area. Widespread vein quartz (+/-magnetite) and gossanous, magnetite-bearing, hydrothermal breccias imply underlying porphyry-type copper-gold systems. Assays for 35 reconnaissance rock-chip samples reported high copper (18 samples ranging between 1-10%), gold (seven samples ranging between 0.25-16.8 g/t) and molybdenum (three samples ranging between 200-709 ppm).

The Chandman Uul prospect consists of a large, copper-bearing, magnetite skarn. The skarn is massive and outcrops extensively as a prominent line of hills over a distance of approximately three kilometres. The skarn is associated with the contact of Proterozoic limestones and Devonian granodioritic intrusions. Assays for 55 reconnaissance rock-chip samples reported high copper (26 samples ranging between 1-8%) and anomalous gold (a maximum of 2.3 g/t). No molybdenum assays were done.

The Saran Uul prospect is a porphyry copper system hosted in upper Carboniferous diorites and syenites. A stockwork quartz-vein zone target has surface dimensions of 1.5 kilometres by 700 metres. The terrain is flat to undulating and much of the area is weathered and leached. Assays from 54 reconnaissance rock-chip samples were highly anomalous in copper (22 samples ranging between 0.1-0.5% and 11 samples ranging between 0.5-5%), gold (six samples ranging between 0.5-4.9 g/t) and molybdenum (14 samples ranging between 100-2000 ppm).

The Oyut Ovoo prospect is centred on a group of prominent hills comprising copper-bearing magnetite skarns and hydrothermal breccia pipes hosted in Permian granitoid stocks. The mineralized zone has a surface area of approximately four square kilometres and is surrounded by recent alluvium. Assays from 43 reconnaissance rock-chip samples reported anomalous values for copper (17 samples ranging between 1-10%), gold (nine samples ranging between 0.3-0.7 g/t) and molybdenum (16 samples ranging between 100ppm and 1%).

Analabs performed the sample preparation and (for consistency) analysis of the rock-chip samples at its regional laboratory in Ulaanbaatar.

Ivanhoe recently acquired an interest in three new exploration licences in the South Gobi region: the Kharmagtai Property, the Shuteen Property and the Ovoot Hyar Property. Ivanhoe holds an MEL over the Kharmagtai Property, but has agreed to convey a 10% interest to an arm's length private company in exchange for exploration data owned by that company in respect of the property. Ivanhoe has the right to earn an 80% interest in both the Shuteen Property and the Ovoot Hyar Property upon completion of a US$1,500,000 work program over three years on the Shuteen Property and a US$500,000 work program over one year on the Ovoot Hyar Property, with the remaining 20% interest to be held by an arm's length private company. Ivanhoe acquired exploration data from the previous owner of the respective properties in connection with the transactions. Ivanhoe intends to review this data and based on that review integrate the properties into its exploration program in Mongolia.

MYANMAR

In December 2001, the London Metals Exchange ("LME") registered cathode copper produced from the S & K mine at Ivanhoe's Monywa copper project. LME registration certifies that copper produced by the mine meets LME standards for purity, shape and weight as specified by its special contract rules. LME registration allows Ivanhoe to sell its copper cathode at premium prices.

Ivanhoe is continuing discussions with potential project lenders in order to commence development of the Letpadaung deposit as the second phase of the Monywa copper project. No agreement has, to date, been reached for financing the development of the Letpadaung deposit.

At Ivanhoe's principal exploration project in Myanmar, Modi Taung, Ivanhoe has identified a series of five parallel running, gold-bearing mesothermal veins. The veins are steeply dipping and trend northwest. The veins are traceable on the surface for a distance of approximately 1.5 kilometres and range in thickness from 0.3 to 2.7 metres wide. Gold contained in the vein occurs as free gold, in vugs and associated with pyrite.

Since discovering the gold vein system in late 2000, Ivanhoe has explored the project area with a series of trenches, adits and crosscuts. Preliminary metallurgical work indicates gold recoveries of 97% are attainable with conventional processing.

New veins with visible gold were uncovered at four locations in the south and east of the area. The new veins, and the four vein systems with adits, demonstrate that the mineralized structures at Modi Taung lie within a 1,100-metre by 3,000-metre, north-northwest trending zone. The zone is potentially open to the southeast and vein outcrops to the northwest have visible gold. Mineralized veins in adits occur over a 360-metre vertical interval without systematic change in style or grade.

The camp capacity at Modi Taung is being doubled, to accommodate up to 12 aditing teams that use mine explosives below the softer, oxidized zone. Commencing in mid-2002, Ivanhoe intends to drill holes at Modi Taung to a depth of 500 metres below adit 1to test the down-dip continuity of the vein structure.

SOUTH KOREA

Ivanhoe has begun pre-production mining operations from a small, high-grade open pit at the Eunsan deposit in South Korea and expects to commence milling gold and silver ores some time during the first half of 2002. Milling and surface facilities are being constructed. Open pit mining operations will be followed by an underground development program designed to provide additional feed for the mill and further define specific ore zones.

The Eunsan deposit is the most advanced of several prospects identified by Ivanhoe within the Seongsan gold/silver project in Chollanam-Do Province. Drilling is ongoing at the other prospects to define the grades and extent of the gold and silver mineralization. The current development concept is to mine three or more deposits, using a central milling facility.

Pre-production work and infrastructure development, including a 3,300-tonne per month mill, site facilities, open-pit and portal, is expected to cost approximately US$1,000,000. Ivanhoe plans to recover gold and silver using gravity concentration and a flotation circuit to produce gold and silver concentrate. The concentrate will be smelted on site to produce gold bullion and dore bars. Gold recoveries are expected to be approximately 85% from the oxidized surface ore and approximately 95% from the unoxidized underground ore.

The Seongsan project area contains outcropping, low-sulphidation, epithermal gold-silver mineralized systems occurring as veins, breccias, stockworks and zones of silification along a cumulative strike length of at least 3.2 kilometres. The veins lie along a structural zone adjacent to a large, operating clay mine and, as a result, the area has established infrastructure to support mining.

KAZAKHSTAN

Ivanhoe has recommenced gold production from oxide ore at the Bakyrchik gold mine in northeastern Kazakhstan. The initial gold dore bar, weighing 4.2 kilograms (135 ounces), was poured in October, 2001. It was the first gold produced at the Bakyrchik gold mine since 1996, when Ivanhoe first acquired an interest in the project.

The mine, at which Ivanhoe plans to gradually build up production to approximately 20,000 ounces of gold per year, is currently processing oxide ore stockpiled from previous mining operations at a rate of 500 tonnes per day. The gold is recovered using the carbon-in-leach recovery method. Open-pit mining of near-surface oxide ore is scheduled to start in the second quarter of 2002. Initial recoveries of gold from oxide ore were expected to be in the order of 90% but the uneven nature of the stockpiled material has resulted in a recovery rate for the last three months of 2001 of approximately 70%. In general the initial performance was disappointing due to the extreme winter conditions and variable stockpile conditions. The mining venture plans to engage a local mining contractor to mine and deliver new ore to the crusher. The mining venture also plans to expand the crusher facility to accommodate more throughput. At this time, management is uncertain as to the ultimate viability of the oxide project.

The gold deposits at Bakyrchik consist of a series of mineralized lenses, or lodes, lying within a large shear zone that is 11.5 kilometres in length. Gold mineralization is hosted within sheared, carbonaceous sediments of the fault zones, and is contained within oxide and sulphide mineralization occurring in association with quartz stockworks. The sulphide and carbon in the deposits may be variably oxidized to depths of 20 to 40 metres.

Ivanhoe has a 70% interest in Bakyrchik Mining Venture, the Kazakhstani entity that owns the mine. The government of Kazakhstan holds the remaining 30%. Ivanhoe is entitled to 100% of all operating cash flows from the mine until it has recovered all of its previously invested capital in the project.

TASMANIA

The operating and financial results for the fourth quarter of 2001 at the Savage River iron ore mine in Australia continued the third quarter trend, with total material shipped during the fourth quarter dropping by 28% from the amount shipped during the third quarter. The mine's owner, Goldamere Pty. Ltd., an indirect wholly-owned subsidiary of Ivanhoe, continued its pursuit of a restructuring of its business plan and financing package with its major lenders and other stakeholders.

Goldamere operates an open pit mine and a crusher/concentrator facility at Savage River and a pellet plant at Port Latta, approximately 83 kilometres north of the mine. Goldamere's products are sold to customers in Australia and Asia.

Goldamere continues to convert the out-of-the-money portion of a currency-hedge obligation to its major creditor, UBS Australia Limited ("UBS"), into project debt, pending the conclusion of negotiations with UBS and other major stakeholders to achieve a satisfactory restructuring of Goldamere's finances. The UBS credit facility at December 31, 2001, consisted of a project loan for the Savage River operation of approximately A$42.391 million (US$21.594 million at a year-end exchange rate of $1 Australian = US$0.50945), excluding accrued interest of A$1.370 million (US$697,735), plus an obligation to deliver approximately US$5.0 million per month until February, 2003 under the foreign currency hedge. On a marked-to-market basis, the hedge results in an accrued loss of approximately A$35.83 million (US$18.032 million). The loan and hedge are non-recourse to Ivanhoe.

Against a background of significant softening in demand from the world's steel industry, with the major iron-ore pellet producers reducing output in some cases by as much as 25%, sales of iron-ore products during 2001 totalled approximately 1,900,000 tonnes, 460,000 tonnes below plan. Goldamere's customers maintained contracted shipments during the fourth quarter and BHP-Billiton, Goldamere's largest customer, agreed to increase its purchases of iron-ore pellets by 25% for the current contract year (which ends in June, 2002).

NORWAY

The Bj0rnevatn iron ore mine, closed since 1997, remains on care and maintenance. Although Ivanhoe had planned, in the medium term, to refurbish the existing pellet producing facilities and re-open the mine, Ivanhoe management has since decided that, insofar as Bj0rnevatn is a non-core asset, its other projects elsewhere in the world should take priority in the Corporation's capital expenditure budget and that no further expenditures of a material nature should be made by the Corporation in respect of the Bj0rnevatn iron ore mine.

Management of Arctic Bulk Minerals AS ("Arctic"), a wholly-owned subsidiary of Ivanhoe and the owner of the Bj0rnevatn iron ore mine, has proposed to Ivanhoe that Arctic seek its own source of equity financing in order to continue its efforts to re-start the mine. The proposal would involve Arctic issuing new shares to a number of arm's length investors, primarily in Norway.

The Corporation supports the efforts of Arctic's management to raise financing for the ongoing efforts to reopen the Bj0rnevatn iron ore mine but is not prepared to commit any significant additional financial resources of its own to advance or maintain the project. Therefore, the Company is prepared to have its equity interest in Arctic diluted in order to allow Arctic to raise additional equity capital in the future.

There can be no assurance that Arctic will be successful in its efforts to independently raise the capital necessary to restart the Bj0rnevatn iron ore mine. To date, Arctic has not been successful in its efforts to raise financing. If Arctic fails to obtain, at a minimum, the funding necessary to retain the Bj0rnevatn iron ore mine on care and maintenance, Arctic may be forced to relinquish its entire interest in the project.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since the date of its most recent audited consolidated annual financial statements, which are incorporated by reference in this short form prospectus. The following table should be read in conjunction with those financial statements and the notes that accompany them.


                                                             As at                    As at
                                                      December 31, 2000         February 28, 2002(2)
                                                      -----------------         --------------------
                                                                       (in US$000's)

Loans Payable to Related Parties (1) .....               $  21,588                $   4,764
Long-term Debt (including current portion)                  66,403                   62,604
Shareholders' Equity
Share Capital
Common Shares(3) .........................                 414,489                  460,837
Special Warrants(4) ......................                      --                   14,997
Additional Paid-in Capital ...............                  10,375                    1,750
Accumulated Deficit ......................                (246,917)                (281,000)(5)
                                                         ---------                ---------
Total Consolidated Capitalization ........               $ 265,938                $ 263,952
                                                         =========                =========

(1) Changes to Loans Payable to Related Parties reflect the conversion into 30,625,000 Common Shares on December 31, 2001 of US$23,075,474 face value of loans plus accrued interest owed by Ivanhoe's wholly-owned subsidiary, ABM Mining Limited, and its subsidiaries to related parties of Ivanhoe. For more information, see Ivanhoe's material change report dated January 7, 2002, which is incorporated herein by reference.

(2) With the exception of Common Shares, Special Warrants and Additional Paid-in Capital, the figures reported for February 28, 2002 represent an estimate.

(3) Changes to Common Share equity reflect the issuance by Ivanhoe of an aggregate of 15,220,889 Common Shares in private placements and public offerings during the year ended December 31, 2001, the deemed issue price for the 30,625,000 Common Shares issued on the conversion of related party loans as described in Note (1) above and 1,048,975 Common Shares issued pursuant to incentive stock options and other rights to purchase Common Shares exercised between December 31, 2000 and February 28, 2002.

(4)  Proceeds from the special warrants issued on January 25, 2002.

(5) Reflects a write down of approximately US$5,500,000 in the carrying value of the Bjornevatn iron ore mine as at December 31, 2001 but does not reflect an anticipated but as yet unquantified write down in the carrying value of the Savage River iron ore mine as at December 31, 2001.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this prospectus, there are 171,880,884 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance and in the Yukon Business Corporations Act, and its regulations, Ivanhoe's governing statute.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

                              PLAN OF DISTRIBUTION

Pursuant to an agreement dated as of March 13, 2002 (the "Underwriting Agreement"), among Ivanhoe and each of the Underwriters, Ivanhoe has agreed to sell and the Underwriters have severally agreed to purchase, subject to compliance with all necessary legal requirements and with the terms and conditions of the Underwriting Agreement, on April 3, 2002 or on such other date as Ivanhoe and the Underwriters may mutually agree (provided such date is not more than 42 days after the date of the receipt for this short form prospectus), all but not less than all of the 17,450,000 Common Shares offered hereby, at a price of $3.25 per Common Share for total consideration of $56,712,500 payable in cash against delivery of a share certificate or share certificates representing such Common Shares. The offering price was determined by negotiation between Ivanhoe and the Underwriters. The Company has agreed to pay to the Underwriters a fee equal to $0.1625 per Common Share (5% of the issue price) in consideration of services rendered by them in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares offered hereby if any are purchased under the Underwriting Agreement.

The Company has agreed to indemnify the Underwriters and their broker/dealer affiliates against certain liabilities, including liabilities under the United States securities laws and under Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Ivanhoe has agreed not to issue or enter into an agreement to issue any common shares or any securities convertible into or exchangeable for common shares without the prior consent of the Underwriters, such consent not to be unreasonably withheld, until the date which is 90 days after the closing of the offering, except pursuant to: (i) the grant or exercise of stock options and other similar issuances pursuant to Ivanhoe's share incentive plan and other compensation arrangements; (ii) the exercise or conversion of outstanding warrants and special warrants; (iii) obligations in respect of existing mineral property agreements, and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business.

The Corporation has applied to the TSE to list the Common Shares to be distributed hereunder. Listing of the Common Shares on the TSE will be subject to the Company fulfilling all listing requirements of the TSE.

Pursuant to policies of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stablization and passive market marking activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above that which would otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States or to United States persons. Each Underwriter has agreed that it will not offer or sell the Common Shares within the United States except in accordance with exemptions from the registration requirements under the 1933 Act. The Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer to sell the Common Shares within the United States or to U.S. Persons. In addition, until 40 days after the commencement of this offering, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

                                 USE OF PROCEEDS

In January 2002, Ivanhoe completed a private placement of special warrants (the "Special Warrant Private Placement"). See "Other Material Facts". The aggregate net proceeds of the Special Warrant Private Placement were approximately US$15,200,000 (Cdn$24,120,000). The aggregate net proceeds received by Ivanhoe from the sale of the Common Shares pursuant to this Offering, after deducting the Underwriters' fee and payment of expenses of the Offering, including preparation of this short form prospectus, estimated to be US$130,000 (Cdn$200,000), will be approximately US$34,000,000 (Cdn$53,677,000). Ivanhoe intends to allocate the combined net proceeds of this Offering and the Special Warrant Private Placement as follows:

(i)            to fund a two phase delineation  and
               exploration drilling program in the Southwest
               Oyu zone of the Oyu Tolgoi Property

                                                                        --      US$ 8,000,000

(ii) to fund an exploration drilling program in the South Oyu, Central Oyu, Airstrip and North
               Oyu zones of the Oyu Tolgoi Property

                                                                        --      US$11,200,000

(iii)          to fund a metallurgical testing, scoping and
               pre-feasibility and related engineering studies
               on the Oyu Tolgoi Property                               --      US$ 3,400,000

(iv)           to fund a field reconnaisance and geochemical
               sampling program to identify drilling targets
               on Ivanhoe's other Mongolian mineral
               exploration properties                                   --      US$ 3,500,000

(v)            to fund one or more  exploration drilling
               programs on Ivanhoe's other Mongolian
               mineral exploration properties                           --      US$ 3,600,000

(vi)           to fund net holding, care and maintenance and
               operating costs of the Bakyrchik gold mine in
               Kazakhstan                                               --      US$ 3,750,000

(vii)          to fund general and administrative costs                 --      US$10,000,000

(viii)         for working capital                                      --      US$ 5,750,000
                                                                                -------------
                                                      Total:                    US$49,200,000
                                                                                =============

Ivanhoe expects to incur the planned expenditures outlined above over a period of twelve to eighteen months. Drilling and other exploration expenditures will be contingent upon receipt of results which justify continued exploration of the target properties. In the absence of exploration results justifying ongoing expenditures on a particular property, Ivanhoe may re-allocate funds previously allocated for expenditure on that property to other properties now owned or acquired in the future.

The expenditures planned for the Bakyrchik gold mine represent the estimated cost to Ivanhoe of retaining its interest in the project, net of revenue generated from mining operations, over the next eighteen months. These net holding costs may be higher or lower depending on fluctuations in the price of gold and recovery rates from mining operations which, to date, have been lower than expected.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4 -- Narrative Description of Business -- Risk Factors" on pages 38 through 45 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus, and the following additional risk factors relating to Ivanhoe's Oyu Tolgoi exploration project:

OUR BUSINESS IN MONGOLIA MAY BE HARMED IF THE COUNTRY FAILS TO COMPLETE ITS TRANSITION FROM STATE SOCIALISM AND A PLANNED ECONOMY TO POLITICAL DEMOCRACY AND A FREE MARKET ECONOMY.

Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the "law". This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

FUTURE AMENDMENTS TO MONGOLIAN LAWS COULD WEAKEN, SHORTEN OR CURTAIL OUR MINERAL EXPLORATION RIGHTS OR MAKE IT MORE DIFFICULT OR EXPENSIVE TO OBTAIN MINING RIGHTS AND CARRY OUT MINING.

Mongolia's Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most logical, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia. However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and harm Ivanhoe's ability to carry on business in Mongolia. Mongolian government civil servants have, in the past, unsuccessfully attempted to introduce amendments to the Minerals Law which would, from the perspective of the international mining industry, be regarded as counterproductive. Future amendments to the Minerals Law or new legislation, if implemented, could vary or abrogate key provisions of the Minerals Law in a manner that impairs Ivanhoe's ability to conduct exploration and mining in Mongolia.

THE MINERAL RESOURCES IDENTIFIED ON THE OYU TOLGOI PROPERTY DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY AND THE FEASIBILITY OF MINING HAS NOT BEEN ESTABLISHED.

The mineral resources identified to date on the Oyu Tolgoi Property are not mineral reserves and do not have demonstrated economic viability. There can be no assurance that mineral reserves will be identified on the property. The feasibility of mining on the Oyu Tolgoi Property has not been, and may never be, established.

LACK OF INFRASTRUCTURE IN PROXIMITY TO THE OYU TOLGOI PROPERTY COULD ADVERSELY AFFECT MINING FEASIBILITY.

The Oyu Tolgoi Property is located in an extremely remote area which lacks basic infrastructure, including sources of power, water, housing, food and transport. While Ivanhoe has established the limited infrastructure necessary to conduct exploration activities, it would need to establish substantially greater sources of power, water, physical plant and transport infrastructure in the area before it could conduct mining operations. The availability of such sources may adversely affect mining feasibility and will, in any event, require Ivanhoe to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

IVANHOE'S EXPLORATION LICENCES COULD EXPIRE BEFORE IVANHOE IS READY OR ABLE TO OBTAIN A MINING LICENCE.

The exploration licences for the Oyu Tolgoi Property expire in less than two years, and renewals of those licences are unavailable under the Minerals Law. Prior to such expiry, Ivanhoe will have to convert the exploration licences to mining licences or risk losing its rights to the Oyu Tolgoi Property. Ivanhoe may not be ready to commence mining activities when the exploration licences expire. Early in 2002, a law on Licences for Business Activities was enacted which has been interpreted by Mongolian bureaucrats as requiring aimag (provincial) government level approval as a condition to the grant of exploration and mining licences. There can be no assurance that Ivanhoe will be able to obtain such approval on acceptable terms or at all when applying for mining licences and exploration licences in the future.

                            SIGNIFICANT ACQUISITIONS

On December 31, 2000, Ivanhoe acquired all of the issued and outstanding common shares of ABM Mining Limited ("ABM"). The acquisition of ABM was a "significant acquisition" for the purposes of National Instrument 44-101 of the Canadian Securities Administrators ("NI 44-101").

See page 10 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus, for particulars of the terms of Ivanhoe's acquisition of ABM, the consideration paid, the effect of the transaction on Ivanhoe's financial position and the valuation opinion obtained in respect of the transaction pursuant to Ontario Securities Commission Rule 61-501 and Policy Q-27 of the Commission des valeurs mobilieres du Quebec. Ivanhoe acquired ABM from Robert M. Friedland, the Chairman of Ivanhoe's board of directors and Ivanhoe's largest shareholder.

The financial statements required under Part 4 of NI 44-101 are included in, and form a part of, this short form prospectus. See "Index to Financial Statements" and "Index to Pro Forma Financial Information".

                              OTHER MATERIAL FACTS

On March 25, 2002, Ivanhoe filed with the securities commissions in each of British Columbia and Ontario a short form prospectus relating to the issuance of 9,385,164 Common Shares issuable upon the exercise or deemed exercise of 9,385,164 previously issued special warrants sold by way of private placement to two institutional investors. 6,452,800 special warrants were sold at a price of Cdn$2.50 per special warrant and 2,932,364 special warrants were sold at a price of Cdn$2.75 per special warrant.

                            AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe and by DuMoulin Black on behalf of the Underwriters. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                          INDEX TO FINANCIAL STATEMENTS

ABM MINING LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                                     Page
                                                                                     ----
Auditors' Report ............................................................        A-1

Consolidated Balance Sheet ..................................................        A-2

Consolidated Statement of Earnings and Deficit ..............................        A-3

Consolidated Statement of Cash Flows ........................................        A-4

Notes to the Consolidated Financial Statements ..............................        A-6



                    INDEX TO PRO FORMA FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE YEAR ENDED DECEMBER 31, 2000



                                                                                    Page
                                                                                    ----
Compilation Report ..........................................................        B-1

Pro Forma Consolidated Statement of Loss ....................................        B-2

Notes to the Pro Forma Consolidated Financial Information ...................        B-3

GRANT THORNTON LLP                                         [GRANT THORNTON LOGO]
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS
Canadian Member Firm of
Grant Thornton International







                                        ABM MINING LIMITED
                                        CONSOLIDATED
                                        FINANCIAL STATEMENTS
                                        (EXPRESSED IN U.S. DOLLARS)
                                        DECEMBER 31, 2000

CONTENTS


                                                                                                PAGE
                                                                                                -----
Auditors' Report ........................................................................       1
Consolidated Balance Sheet ..............................................................       2
Consolidated Statements of Earnings and Deficit .........................................       3
Consolidated Statement of Cash Flows ....................................................       4-5
Notes to the Consolidated Financial Statements ..........................................       6-20



[GRANT THORNTON LOGO]

GRANT THORNTON LLP                                        [GRANT THORNTON LOGO]
CHARTERED ACCOUNTANTS
MANAGEMENT CONSULTANTS
Canadian Member Firm of
Grant Thornton International

          AUDITORS' REPORT

          To the Shareholders of
          ABM Mining Limited

          We have audited the consolidated balance sheet of ABM Mining Limited as at December 31, 2000 and the consolidated statements of earnings and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                                       GRANT THORNTON LLP

          Vancouver, Canada
          April 2, 2001                             Chartered Accountants






P.O. Box 11177, Royal Centre
Suite 2800
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N3
Tel:   (604) 687-2711
Fax:   (604) 685-6569

ABM MINING LIMITED
CONSOLIDATED BALANCE SHEET
(expressed in U.S. dollars)
December 31                                                       2000                         1999
-------------------------------------------------------------------------------------------------------
ASSETS

Current
   Cash .......................................               $   3,209,228                $   1,869,208
   Receivables (Note 3) .......................                   3,356,435                    3,832,086
   Inventories (Note 4) .......................                  10,146,989                   11,803,747
   Prepayments ................................                     161,829                      691,375
                                                              -------------                -------------
                                                                 16,874,481                   18,196,416
Mining property, plant and equipment (Note 5) .                  63,872,385                   57,270,886
Deferred start-up costs .......................                   2,239,787                    2,355,713
Deferred foreign exchange loss ................                          --                      331,436
                                                              -------------                -------------
                                                              $  82,986,653                $  78,154,451
                                                              =============                =============

LIABILITIES

Current

   Payables and accruals ......................               $   9,255,335                $   8,695,315
   Related parties
      Ivanhoe Mines Ltd. (Note 6) .............                   1,156,937                           --
      Goldamere Holdings (L) Limited (Note 7) .                          --                    2,101,583
      Australian Bulk Minerals Limited (Note 8)                          --                   14,590,187
      A beneficial shareholder (Note 9) .......                          --                   55,970,280
   Current portion of term debt (Note 12) .....                   4,764,878                    2,279,239
                                                              -------------                -------------
                                                                 15,177,150                   83,636,604
Related parties

   Goldamere Holdings (L) Limited (Note 7) ....                   2,874,018                           --
   Australian Bulk Minerals Limited (Note 8) ..                   7,222,207                           --
   A former beneficial shareholder (Note 9) ...                   5,470,349                           --
   Ivanhoe Capital Finance Limited (Note 10) ..                   9,976,611                           --
Term debt (Note 12) ...........................                  27,773,416                   38,704,755
Deferred foreign exchange gain ................                   3,008,578                           --
                                                              -------------                -------------
                                                                 71,502,329                  122,341,359
                                                              -------------                -------------
SHAREHOLDER'S EQUITY (DEFICIENCY)

Share capital (Note 13) .......................                  56,609,203                    1,652,128
Deficit .......................................                 (45,124,879)                 (45,839,036)
                                                              -------------                -------------
                                                                 11,484,324                  (44,186,908)
                                                              -------------                -------------
                                                              $  82,986,653                $  78,154,451
                                                              =============                =============

Commitments (Note 18)

On behalf of the Board

"GORDON TOLL"  Director                              "IAN ROSS"    Director

        See accompanying notes to the consolidated financial statements.


ABM MINING LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(expressed in U.S. dollars)
Year Ended December 31                                                  2000                     1999
---------------------------------------------------------------------------------------------------------
Revenue
   Iron ore sales ................................               $ 62,382,381                $ 59,373,916
                                                                 ------------                ------------
Costs and expenses
   Costs of production (including depreciation and
       depletion) ................................                 52,603,019                  51,759,328
   Selling and marketing .........................                  1,648,400                   1,448,689
   Accounting ....................................                     36,963                      41,827
   Consulting ....................................                  1,201,090                   1,413,576
   Depreciation ..................................                     79,659                      71,202
   Interest on term debt .........................                  1,774,792                   1,661,777
   Other interest ................................                  3,043,653                   7,266,515
   Legal and regulatory ..........................                     73,235                     170,453
   Office ........................................                  2,531,156                   2,379,693
   Salaries ......................................                  1,308,996                   1,128,447
   Travel ........................................                    393,743                     349,465
                                                                 ------------                ------------
                                                                   64,694,706                  67,690,972
                                                                 ------------                ------------
Loss before undernoted ...........................                 (2,312,325)                 (8,317,056)
                                                                 ------------                ------------
Other income (expense)
   Gain on forgiveness of interest (Note 9) ......                 11,539,200                          --
   Foreign exchange ..............................                 (9,253,578)                 (2,754,293)
   Interest ......................................                    171,251                      98,370
   Other .........................................                    569,609                     592,332
                                                                 ------------                ------------
                                                                    3,026,482                  (2,063,591)
                                                                 ------------                ------------
Net earnings (loss) ..............................                    714,157                 (10,380,647)

Deficit, beginning of year .......................                (45,839,036)                (35,458,389)
                                                                 ------------                ------------
Deficit, end of year .............................               $(45,124,879)               $(45,839,036)
                                                                 ============                ============

        See accompanying notes to the consolidated financial statements.


ABM MINING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in U.S. dollars)
Year Ended December 31                                                    2000                      1999
---------------------------------------------------------------------------------------------------------------
Cash derived from (applied to)

OPERATING
   Net earnings (loss) ...............................               $    714,157                $(10,380,647)
   Depreciation and depletion ........................                 12,929,719                   6,842,626
   Accrued interest capitalized on debt ..............                  3,850,690                   7,821,313
   Interest forgiven on amounts due to a beneficial
     shareholder .....................................                (11,539,200)                         --
   Foreign exchange translation adjustment on
     non-U.S. dollar debt ............................                 (1,485,463)                    782,354
   Changes in non-cash operating working capital
     (Note 16) .......................................                  2,356,349                     (86,304)
                                                                     ------------                ------------
                                                                        6,826,252                   4,979,342
                                                                     ------------                ------------
FOREIGN CURRENCY

   Deferred foreign exchange .........................                   (248,544)                    (64,884)
                                                                     ------------                ------------
INVESTING

   Acquisition of mining property, plant and equipment                 (6,238,604)                 (6,067,886)
   Prestrip expenses capitalized .....................                (12,311,062)                 (8,439,943)
                                                                     ------------                ------------
                                                                      (18,549,666)                (14,507,829)
                                                                     ------------                ------------
FINANCING

   Due to Ivanhoe Mines Ltd. .........................                  1,156,937                          --
   Due to Australian Bulk Minerals Limited ...........                  1,237,250                   4,047,567
   Advances by a former beneficial shareholder .......                  5,000,000                   1,915,900
   Advances from Ivanhoe Capital Finance Limited .....                  9,500,000                          --
   Term debt advances ................................                    191,844                   7,830,133
   Term debt payments ................................                 (3,774,053)                 (4,794,379)
   Capital stock issued for cash .....................                         --                     124,921
                                                                     ------------                ------------
                                                                       13,311,978                   9,124,142

Net increase (decrease) in cash ......................                  1,340,020                    (469,229)

Cash, beginning of year ..............................                  1,869,208                   2,338,437
                                                                     ------------                ------------
Cash, end of year ....................................               $  3,209,228                $  1,869,208
                                                                     ============                ============

        See accompanying notes to the consolidated financial statements.


ABM MINING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
(expressed in U.S. dollars)
Year Ended September 30                                                 2000                   1999
--------------------------------------------------------------------------------------------------------

NON-CASH INVESTING AND FINANCING TRANSACTIONS
   Capital assets financed by capital leases ......               $        --               $  290,279
   Capital asset acquisitions financed with payables               $   865,626               $  418,078
   Accrued interest capitalized on debt ............               $ 3,850,690               $7,821,313
   Deferred payment obligations issued to acquire
      mining facilities ............................               $        --               $5,430,533

   Loans from related parties converted to shares
      (Note 13) ....................................               $54,957,075               $1,520,567

SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid ..................................               $ 1,981,153               $3,144,297
----------------------------------------------------------------------------------------------------------


        See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
                                ABM MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

1.   OPERATIONS

OPERATIONS

The company ("ABM") was incorporated under the laws of the Yukon Territory, Canada, on May 1, 1997 as 15425 Yukon Inc. and changed its name to ABM Mining Limited on January 31, 2000. The company, through its subsidiaries, is engaged in the operation of an iron ore mine in Tasmania, Australia and in the development of an open pit mine leading to the production and sale of iron ore pellets in Kirkenes, Norway.

The company's principal asset is the Savage River Project, an existing iron ore (magnetite) mining operation in Tasmania, Australia. ABM, through its wholly-owned subsidiary Goldamere Pty. Ltd. (doing business in Australia as Australian Bulk Minerals), acquired the Savage River Project from the Tasmanian Government in March 1997, subject to an Act of the Tasmanian Parliament which indemnified the company in respect of all environmental liabilities arising out of past operations of the Savage River Project.

The company also owns the production assets of the Bj0rnevatn iron ore mine and production facilities in Kirkenes in Northern Norway. The Bj0rnevatn property was acquired by ABM through its wholly-owned subsidiary Arctic Bulk Minerals AS in 1997. The Bj0rnevatn mine is currently not in operation.

On February 28, 2000, the company entered into a business combination with ABM Norway Holdings Limited and Goldamere Holdings Limited, two companies wholly-owned by the same shareholder as ABM. Because the business combination was among related parties, no substantial change in beneficial ownership occurred, and the combination has therefore been accounted for in a manner similar to that of a pooling of interests.

--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies used in these consolidated financial statements are as described below:

CURRENCY

The United States dollar is the company's functional currency; accordingly, these financial statements are expressed in U.S. dollars.

--------------------------------------------------------------------------------
                               ABM MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the company and all of its wholly-owned subsidiaries:

 Goldamere Holdings (Canada) Limited - A company incorporated in Yukon, Canada. Beviron Pty. Ltd. - A company incorporated in Australia and a wholly-owned subsidiary of  Goldamere Holdings (Canada) Limited.
 Goldamere Pty. Ltd. - A company incorporated in Australia and a wholly-owned
      subsidiary   of Beviron Pty.Ltd.
 ABM Norway Holdings Limited - A company incorporated in Yukon, Canada.
 Arctic Bulk Minerals AS - A company incorporated in Norway and a wholly-owned subsidiary of ABM Norway Holdings Limited.

Because the company acquired the subsidiaries through a business combination with related parties, the consolidation has been effected on a basis similar to a pooling of interests. The consolidated results of operations, cash flows, and financial position of these companies are presented as if they had been combined throughout the periods presented in these financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES

The company translates monetary assets and liabilities denominated in foreign currencies into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions.

All exchange gains or losses arising on translation are included in operations, except for unrealized foreign currency gains and losses on term debt denominated in currencies other than the U.S. dollar, which are deferred. Such deferred amounts are amortized over the remaining term of the underlying debt.

CASH

Cash includes short term money market instruments with terms to maturity, at the date of acquisition, not exceeding ninety days.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
     INVENTORIES

Iron ore inventories are valued at the lower of the weighted average cost of production and net realizable value.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

MINING PROPERTY, PLANT AND EQUIPMENT

Mining property, plant and equipment are carried at cost, including development and preproduction costs, net of cost recoveries and incidental revenues and less accumulated depreciation and depletion.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production method based on proven and probable reserves. The plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight line method at rates ranging from 6.88% to 33.3% per annum.

Mining costs associated with waste rock removal are deferred, and charged to operations on the basis of the average stripping ratio for each mine. The average stripping ratio is calculated as the ratio of the tonnes of waste material estimated to be mined to the estimated recoverable tonnes of iron ore.

The company reviews the carrying values of its mining property, plant and equipment on a regular basis, primarily by reference to estimated future operating results and net cash flows. When the carrying values of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.

CAPITAL PROJECTS IN PROGRESS

Capital projects in progress are not depreciated until the capital asset has been put into operation.

DEFERRED START-UP COSTS

Prior to acquisition of the Savage River Project the company incurred substantial costs to investigate the feasibility of the Project. Those costs were capitalized and are being amortized over the expected life of the mine.

STOCK OPTION PLAN

The company has an Employees' and Directors' Equity Incentive Plan which is disclosed in Note 13. No compensation expense is recognized for this plan when shares or share options are issued to employees and directors. Any consideration paid by employees and directors on exercise of share options or purchase of shares is credited to share capital. If shares or share options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the shares or share options cancelled is charged to the deficit.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ENVIRONMENTAL PROTECTION PRACTICES

The company is subject to the laws and regulations relating to environmental matters in the jurisdictions in which it operates including provisions relating to property reclamation, discharge of hazardous material and other matters.

Environmental obligations for the mining activities at Savage River have been specifically addressed in the Goldamere Act, passed by the Tasmanian Parliament. Under this Act, the Tasmanian Government covenants to indemnify the company from any environmental claims arising out of operations of the Savage River Project prior to acquisition by the company.

FUTURE MINE RECLAMATION COSTS

The company reviews, from time to time, the anticipated costs associated with the reclamation of mine sites. These costs are accrued and charged to operations over the estimated life of each mine using the unit-of-production method based on proven and probable reserves.

REVENUE RECOGNITION

Revenue from the sale of iron ore is recognized, net of related royalties, when the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable and collectibility is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are known.

COMMODITY CONTRACTS

The company uses forward sales contracts to effectively provide a minimum sales price for a portion of inventories and future production.

FOREIGN EXCHANGE CONTRACTS

The company enters into derivative financial instruments (forward foreign exchange contracts) to reduce the risk associated with the price volatility of the U.S. dollar in relation to the Australian dollar ("hedging transactions"). The company does not hold or issue derivative financial instruments for trading purposes. Hedging transactions are matched to anticipated future cash flows from iron ore sales and are designated in the accounting records as hedges. The company regularly monitors its currency exposures and ensures that contracted amounts approximate its anticipated future U.S. dollar cash flows from iron ore sales.

DEFERRED INCOME TAXES

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets or liabilities are determined by applying the presently enacted tax rates and laws. A valuation allowance is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------


3.  RECEIVABLES                                                     2000                     1999
------------------------------------------------------------------------------------------------------
Iron ore pellet sales ...........................               $ 2,603,873               $ 3,071,357
Concentrate sales ...............................                        --                    45,974
Shipping agents .................................                    94,698                    89,567
Other ...........................................                   657,864                   625,188
                                                                -----------               -----------
                                                                $ 3,356,435               $ 3,832,086
                                                                ===========               ===========



4.  INVENTORIES                                                      2000                      1999
------------------------------------------------------------------------------------------------------
Iron ore pellets ................................               $ 2,175,085               $ 3,188,387
Concentrate .....................................                   584,263                   468,169
Work in process (including Run of Mine stockpile)                 2,624,310                 3,377,296
Stores and supplies .............................                 4,763,331                 4,769,895
                                                                -----------               -----------
                                                                $10,146,989               $11,803,747
                                                                ===========               ===========




5.   MINING PROPERTY, PLANT AND EQUIPMENT                                             2000                      1999
------------------------------------------------------------------------------------------------------------------------
                                                         Accumulated
                                                         Depreciation
                                                        and Depletion,
                                                          including                    NET                       Net
                                  Cost                   Write-downs                BOOK VALUE                Book Value
                               -----------              --------------             -----------               ------------
Mining property                $28,337,806               $17,483,142               $10,854,664               $ 7,814,702
Buildings ......                 6,519,576                   813,523                 5,706,053                 5,379,548
Plant and
   equipment ...                53,778,743                 8,078,613                45,700,130                43,402,783
Leased plant and
   equipment ...                   292,516                    86,701                   205,815                   261,333
Capital projects
   in progress .                 1,405,723                        --                 1,405,723                   412,520
                               -----------               -----------               -----------               -----------
                               $90,334,364               $26,461,979               $63,872,385               $57,270,886
                               ===========               ===========               ===========               ===========

6.   DUE TO IVANHOE MINES LIMITED

The amount advanced from the company's parent (Note 19) is repay able in U.S. dollars. The loan is non-interest bearing and unsecured.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

7.   DUE TO GOLDAMERE HOLDINGS (L) LIMITED

This loan from a Labuan-incorporated company with directors in common is unsecured and repayable in U.S. dollars. The loan bears a fixed interest rate of 11.50% per annum. The balance outstanding at December 31, 2000, includes interest accrued in the amount of $966,865.

Effective December 31, 2000, this loan became subject to the Related Party Debt Amending Agreement (Note 11). Under the terms of this agreement, repayment of amounts advanced under this facility are postponed in accordance with the Amending Agreement and this loan is convertible as disclosed in Note 11.

--------------------------------------------------------------------------------

8.   DUE TO AUSTRALIAN BULK MINERALS LIMITED

The amounts due to this Bermuda-incorporated company with directors in common were received under the following facilities:


                                                                          2000                     1999
                                                                      -----------               ------------
Due on demand, non-interest bearing, unsecured loan,
   repayable in Australian dollars. The balance of this
   loan at December 31, 1999 was AUD $15,000,000 ......               $        --               $ 9,768,169

Unsecured loan, bearing interest at 3.0% over Citibank
   prime for U.S. dollars, payable in U.S. dollars. The
   balance outstanding at December 31, 2000 includes
   interest accrued in the amount of $1,854,756. The
   balance of this loan at year end was NOK 61,865,996
   (1999: NOK 38,774,809) .............................                 7,222,207                 4,822,018
                                                                      -----------               -----------
                                                                      $ 7,222,207               $14,590,187
                                                                      ===========               ===========

On February 28, 2000, the lender agreed to convert AUD $15,000,000 (U.S. $9,477,475) of the Australian dollar loan into common shares (Note 13).

Effective December 31, 2000, this loan became subject to the Related Party Debt Amending Agreement (Note 11). Under the terms of this agreement, repayment of amounts advanced under this facility are postponed in accordance with the Amending Agreement and this loan is convertible as disclosed in Note 11.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

9.   DUE TO A FORMER BENEFICIAL SHAREHOLDER

The amounts advanced have been provided under the following facilities:


                                                                            2000                    1999
                                                                        ------------             ------------
Loan payable in U.S. dollars, due on demand and
   bears interest at the Bank of Montreal U.S. prime rate
   plus 2.50%. The balance outstanding at
   December 31, 1999 included accrued interest of
   $10,490,680 ..........................................               $        --               $55,970,280

Loan facility with a maximum amount of U.S.
   $5,000,000. This loan is unsecured, payable in U.S.
   dollars, due on demand and bears interest at the
   Bank of Montreal U.S. prime rate plus 2.50%. The
   balance outstanding at December 31, 2000 includes
   interest accrued in the amount of U.S. $470,349 ......                 5,470,349                        --
                                                                        -----------               -----------
                                                                        $ 5,470,349               $55,970,280
                                                                        ===========               ===========

On February 28, 2000, U.S. $45,479,600 of the loan was converted into common shares (Note 13) and interest accrued on the loan in the amount of U.S. $11,539,200 was forgiven.

Effective December 31, 2000, the loan facility became subject to the Related Party Debt Amending Agreement (Note 11). Under the terms of this agreement, repayment of amounts advanced under this facility are postponed in accordance with the Amending Agreement and this loan is convertible as disclosed in
Note 11.

10.  DUE TO IVANHOE CAPITAL FINANCE LIMITED

The amounts due to this Singapore-incorporated company, formerly under common control are unsecured and repayable in U.S. dollars. This loan has an aggregate limit of U.S. $9,500,000 and bears interest at the Bank of Montreal U.S. prime rate plus 3.00%.

The balance outstanding at December 31, 2000 includes interest accrued in the amount of $476,611.

Effective December 31, 2000, this loan became subject to the Related Party Debt Amending Agreement (Note 11). Under the terms of this agreement, repayment of amounts advanced under this facility are postponed in accordance with the Amending Agreement and this loan is convertible as disclosed in Note 11.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

11.  RELATED PART DEBT AMENDING AGREEMENT

Pursuant to an agreement entered into on November 6, 2000 ("the Amending Agreement"), and effective December 31, 2000 (Note 18), the company, Ivanhoe Mines Ltd., and the related party creditors under the facilities disclosed in Notes 7, 8, 9, and 10 ("the loans") agreed to amend the terms of the collective agreements. Under the Amending Agreement, Goldamere Holdings (L) Ltd. (Note 7), Australian Bulk Minerals Limited (Note 8), a former beneficial shareholder (Note
9), and Ivanhoe Capital Finance Limited (Note 10), agreed to, amongst other things, postponement of the repayment of their loans and accrued interest until ABM and its subsidiaries begin to generate positive cash flow (as defined in the Amending Agreement).

As it is unlikely that the company or its subsidiaries will achieve positive cash flow as defined in the Amending Agreement in advance of January 1, 2002, these loans have been presented as non-current obligations.

All or any part of the loans may be converted at the option of the lenders into common shares of Ivanhoe Mines Ltd. at a conversion rate of the U.S. dollar equivalent of $1.20 Cdn. per share at the conversion date. The maximum number of common shares of Ivanhoe Mines Ltd. issuable under this Amending Agreement is limited to 30,625,000 common shares.



12. TERM DEBT                                                                                       2000                  1999
                                                                                                 ------------          ------------
Bank loan
   The company has a senior secured credit facility with UBS Australia Limited in the aggregate amount of AUD $41,750,000. This facility includes a project finance facility of AUD $37,750,000, an environmental letter of credit facility of AUD $1,500,000 and a working capital facility of AUD $2,500,000. The maturity date of the senior secured credit facility is December 31, 2004. The balance owing under this facility at year end was
   AUD $35,545,007 (1999: AUD $38,415,149) ........................................               $19,876,422           $25,511,881
                                                                                                  -----------           -----------
(carried forward) .................................................................                19,876,422            25,511,881
                                                                                                  ===========           ===========

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------


12. TERM DEBT (Continued)                                                                    2000              1999
                                                                                        --------------    --------------
(brought forward) .................................................................       $19,876,422       $25,511,881

Deferred purchase obligation
   The company's subsidiary has an agreement with the Tasmanian Parliament to defer the payment for the purchase of the assets of the Savage River Project. This deferred payment is secured by an AUD $13,000,000 second mortgage over the assets of Goldamere Pty. Ltd. and provides for repayment by December 24, 2014 primarily by carrying out remediation work for the purpose of rehabilitating areas disturbed by operations prior to the company acquiring an interest in the site (Note 18). Until December 31, 2001, interest is accrued on the principal balance on a basis agreed with the Tasmanian government and is payable at agreed dates. After December 31, 2001, the balance will not bear interest but will increase annually by the change in the Australian All Groups Consumer Price
   Index. The balance owing at year end was AUD $13,719,450 (1999:
   AUD $14,808,755) ...............................................................         7,671,783         9,643,628

Loan from Statens Naerings - og Distriktsutviklingsfond
   This loan is unsecured and bears interest at a variable rate. At December 31,
   2000 that rate was 9.9% per annum, payable in instalments of NOK
   484,000 every six months. These instalments commence on January 1, 2002.
   The balance owing under this facility at year end was NOK 4,840,000
   (1999: NOK 3,200,000) ..........................................................           551,429           397,952

Loan from Sydvaranger ASA
   This equipment purchase loan has been secured by receivables and capital assets and bears interest at 6% per annum. This loan is repayable at the rate of NOK
   2,639,000 quarterly, including interest. The balance owing under this facility
   at year end was NOK 38,959,000 (1999: NOK 43,668,000) ..........................         4,438,659         5,430,533
                                                                                          -----------       -----------
                                                                                           32,538,293        40,983,994
Less: current portion .............................................................         4,764,878         2,279,239
                                                                                          -----------       -----------
                                                                                          $27,773,415       $38,704,755
                                                                                          ===========       ===========

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------
12. TERM DEBT (Continued)

The company is required to make principal repayments during the years ended:

December 31, 2001 ............................               $ 4,764,878
December 31, 2002 ............................                 6,097,157
December 31, 2003 ............................                 6,312,445
December 31, 2004 ............................                 6,152,675
December 31, 2005 ............................                   141,379
Thereafter ...................................                 1,397,976
Deferred purchase settlement repayable through
   remediation work to be performed (Note 18)                  7,671,783
                                                             -----------
                                                             $32,538,293
                                                             ===========

SECURITY AND COVENANTS

The senior secured credit facility contains a number of restrictive covenants that impose limitations on the company, with respect to, among other things, (i) the creation of liens, (ii) dispositions of assets, (iii) incurring indebtedness, (iv) transactions with affiliates, (v) sale-leaseback transactions, and (vi) dividends and other payments.

The project finance facility bears interest at a rate equal to the rate displayed on the Reuters screen BBSY page on the first day of each period plus 2%.

The company also has outstanding an AUD $1,500,000 obligation secured by a bond issued pursuant to the environmental letter of credit facility to partially pay for implementation of an environmental rehabilitation plan in the event of cessation of operations at the Savage River Project.

The obligations of the credit facility are secured by a first lien in favour of UBS over the company's assets, including the mining lease over the mineral rights to the Savage River Project.

The loans disclosed in Notes 7, 8, 9 and 10 are subordinated to the senior secured credit facility.

--------------------------------------------------------------------------------

13. SHARE CAPITAL

AUTHORIZED:

The company is authorized to issue an unlimited amount of common shares without nominal or par value.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

13. SHARE CAPITAL (Continued)

ISSUED:

                                                                      Number
                                                                    of Shares                 Amount
                                                                    ---------               -----------
Balance, December 31, 1998 .........................                5,000,050               $     6,640

Shares issued for cash .............................                      950                   124,921
Loan from Australian Bulk Minerals Limited converted
   into shares .....................................                    1,800                 1,520,567
                                                                   ----------               -----------
Balance, December 31, 1999 .........................                5,002,800                 1,652,128

Loan from Australian Bulk Minerals Limited converted
   into shares (Note 8) ............................               15,000,000                 9,477,475
Loan from a beneficial shareholder converted into
   shares (Note 9) .................................               30,319,733                45,479,600
                                                                   ----------               -----------
Balance, December 31, 2000 .........................               50,322,533               $56,609,203
                                                                   ==========               ===========

STOCK OPTIONS

The company has an Employees' and Directors' Option Plan ("The Plan"). Under The Plan, the company's Board of Directors has the authority to grant options, which vest evenly over a period of five years. Options were granted to directors, executive officers and employees of ABM to purchase ABM common shares at a price of U.S. $1.35 per common share. These options were to expire unless exercised on March 1, 2006.

Pursuant to the terms of the ABM Stock Option Exchange Agreement, the foregoing optionees have agreed to convert their options on ABM shares into options on Ivanhoe Mining Ltd. shares at Cdn. $1.20 per share exercisable until November 6, 2010.

No options were issued in the year ended December 31, 1999. Options issued in the year ended December 31, 2000 were as follows:


                                                                   Options Outstanding
                                          ------------------------------------------------------------------------
                                                                                                     Average
                                                                                   Weighted        Remaining
                                            Options            Number of           Average         Contractual
                                           Available            Common              Exercise          Life
                                          For Grants            Shares              Price          (in years)
                                          ----------          ----------          ----------       -----------
Balances, December 31, 1999 ...                  --                   --             $  --

Options authorized ............           4,475,344                   --                 --
Options granted ...............          (4,475,344)           4,475,344               1.35  U.S.
Options on ABM shares converted                  --           (4,475,344)             (1.35) U.S.
Options on Ivanhoe Mining Ltd.
   shares issued ..............                  --            4,475,344               1.20  Cdn.
                                         -----------         -----------           --------
Balances, December 31,2000 ....                 Nil            4,475,344           $   1.20  Cdn.         9.84
                                         -----------         -----------           --------        -----------

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

13. SHARE CAPITAL (Continued)

RECAPITALIZATION

The company's Norwegian subsidiary (Arctic Bulk Minerals AS) has a shareholder's deficiency of approximately U.S. $6,300,000 at December 31, 2000. Under the Norwegian Company's Act, this subsidiary is required to undergo a recapitalization to reduce this shareholder's deficiency. It is management's intention to reduce this shareholder's deficiency through an additional equity investment in the Norwegian subsidiary subsequent to the date of these consolidated financial statements.

CONVERTIBLE LOANS

As disclosed in Note 11, the company has granted certain creditors options to acquire common shares.

--------------------------------------------------------------------------------

14. INCOME TAXES

These consolidated financial statements do not reflect the tax benefits that may be realized in future years related to losses incurred by ABM due to the uncertainty of their realization.

The company has tax loss carryforwards at December 31, 2000 of approximately U.S. $59,000,000. The majority of these losses have been incurred in Australia where the Australian operating subsidiaries can carry these losses forward indefinitely subject to continuity of ownership and business tests.

In the determination of these losses, the company has claimed depreciation for tax purposes in excess of depreciation taken for accounting purposes in the amount of approximately U.S. $18,000,000.

--------------------------------------------------------------------------------
15. RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed in Notes 6, 7, 8, 9 and 10, the company incurred administrative fees paid to a company with directors in common in the amount of $947,535 during the year ended December 31, 2000; (1999; $1,139,330).

Included in payables and accruals at December 31, 2000 is $432,606 owed to a company with directors in common in connection with these administrative fees incurred, but unpaid at year end (1999: $331,031).

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------


16. CHANGES IN NON-CASH OPERATING WORKING CAPITAL                          2000                      1999
                                                                      ------------                ------------
Receivables ...........................................               $    475,651                $ (1,974,641)
Inventories ...........................................                  1,656,758                     456,118
Prepayments ...........................................                    529,546                    (691,375)
Payables and accruals .................................                   (305,606)                  2,123,594
                                                                      ------------                ------------
                                                                      $  2,356,349                $    (86,304)
                                                                      ============                ============



17. SEGMENT DISCLOSURES

The company operates in one operating segment (Note 1)



                                                                              2000                        1999

Revenue from iron ore sales
   Australia ..........................................               $ 62,382,381                $ 59,373,916
                                                                      ============                ============
Earnings (loss)
   Australia ..........................................               $  1,567,178                $ (2,740,144)
   Norway .............................................                 (3,007,375)                 (4,361,666)
                                                                      ------------                ------------
Segment operating losses ..............................                 (1,440,197)                 (7,101,810)

Gain on forgiveness of debt ...........................                 11,539,200                          --
Foreign exchange loss .................................                 (9,253,578)                 (2,754,293)
Interest income .......................................                    171,251                      98,370
Corporate expenses ....................................                   (872,128)                 (1,215,246)
Other income ..........................................                    569,609                     592,332
                                                                      ------------                ------------
Net earnings (loss) ...................................               $    714,157                $(10,380,647)
                                                                      ============                ============
CAPITAL ASSETS AT THE END OF THE YEAR

   Australia ..........................................               $ 55,026,611                $ 48,396,081
   Norway .............................................                  8,845,774                   8,874,805
                                                                      ------------                ------------
                                                                      $ 63,872,385                $ 57,270,886
                                                                      ============                ============

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

18.  COMMITMENTS

OPERATING COMMITMENTS

In the normal course of its business, the company enters into various long term contracts which include commitments for future payments under contracts for power, port operations, equipment rentals and other arrangements as follows:

2001       $    13,120,000
2002               213,000
2003                46,000
2004                46,000
2005                46,000

COMMITMENTS UNDER DEFERRED PURCHASE OBLIGATION

Under the deferred purchase obligation (Note 12), the company has committed to co-manage the remediation of environmental exposures created by prior operations on the Savage River site with the Tasmanian Government. The cost of the remediation work will be offset against U.S. $7,014,000 of the deferred purchase price over the term of the agreement with the balance to be paid in cash over the 15 year term of the deferred purchase obligation. Remediation work may be carried out by the company in conjunction with normal mining operations.

SALES CONTRACTS

The company has entered into contracts for the sale of a guaranteed quantity of iron ore with three of its major customers. The sale price of iron ore specified in these agreements is renegotiated annually.

FORWARD FOREIGN CURRENCY CONTRACT

A subsidiary has agreed to deliver U.S. $5,000,000 each month to UBS AG, Singapore branch until February 2003, at U.S. $0.6817 per AUD $. As at December 31, 2000, the remaining principal to be delivered under this contract was U.S. $130,000,000. As the Australian dollar has depreciated since this contract was entered into, the company is exposed to a potential loss that could total approximately U.S. $23,000,000 based on the exchange rate at year end of U.S. $0.559 should it be unable to generate sufficient U.S. dollars from operations.

ROYALTIES

The company has royalty obligations in both Australia and Norway.

In Australia, the company is subject to an ad valorem royalty of 1.6% of net sales plus an annual profit royalty of a maximum of 40% of the annual profit margin. The sum of both royalty payments is limited to a maximum of 5% of net sales.

In Norway, the company must pay a royalty of NOK 0.75 per sales tonne in the years 2002 and 2003. In subsequent years, the company must pay a royalty of NOK
1.50 per sales tonne.

--------------------------------------------------------------------------------
ABM MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in U.S. dollars)
December 31, 2000
--------------------------------------------------------------------------------

19.  SUBSEQUENT EVENTS

MERGER WITH IVANHOE MINES LTD.

With effect as of December 31, 2000, the shareholders of ABM and Ivanhoe Mines Ltd. (an international mineral and exploration development company) agreed to merge the companies. Shareholders of ABM will receive one Ivanhoe Mines Ltd. share for each ABM share held. After this merger is complete, former ABM shareholders will hold approximately 40% of the issued and outstanding shares of Ivanhoe Mines Ltd.

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

The company's financial instruments include cash, receivables, payables and accruals and debts owed to related and unrelated parties. It was not practicable to estimate the fair value of the amounts due to related parties and the deferred purchase obligation. The fair value of all other financial instruments approximates their recorded amounts.

INTEREST RATE RISK

The company is exposed to interest rate risk as most of its term debts and related party advances bear variable interest rates. The company does not enter into derivatives to mitigate its interest rate risk.

CREDIT RISK

The company is subject to credit risk. To mitigate this risk, the company obtains letters of credit in advance of shipping iron ore. Bad debt experience has not been significant.

FOREIGN EXCHANGE RISK

The company incurs expenses in currencies other than the U.S. dollar and earns its revenues in U.S. dollars. As such it is subject to risk due to fluctuations in exchange rates. The company enters into forward foreign exchange contracts to mitigate its exposure to foreign currency risk.

MARKET RISK

The company is exposed to market risk as it earns its revenue through the sale of iron ore, which is subject to price fluctuations beyond the company's control. Management attempts to reduce the company's risk in this regard through the use of sales contracts designed to fix iron ore sales prices on an annual basis.

Unaudited Pro Forma Consolidated Financial Information

IVANHOE MINES LTD.

December 31, 2000

COMPILATION REPORT ON UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

To the Directors of
Ivanhoe Mines Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of loss of Ivanhoe Mines Ltd. for the year ended December 31, 2000 which has been prepared for inclusion in the short form prospectus of the Company dated March 25, 2002 in connection with the issue of Common Shares. In our opinion, the unaudited pro forma consolidated statement of loss has been properly compiled to give effect to the assumptions described in the notes thereto.

The audited consolidated statement of earnings of ABM Mining Limited for the year ended December 31, 2000, which is included in the compilation, was examined and reported on by other auditors.

(SIGNED) DELOITTE & TOUCHE LLP



Chartered Accountants
Vancouver, British Columbia
March 25, 2002

IVANHOE MINES LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS
YEAR ENDED DECEMBER 31, 2000
(STATED IN U.S. DOLLARS)



                                                             ABM
                                           Ivanhoe          Mining
                                         Mines Ltd.         Limited             Note        Adjustments       Pro Forma
                                       ------------       ------------         --------     --------------    -----------
REVENUE

   Copper sales ..................     $ 22,470,090      $         --                        $         --     $ 22,470,090
   Iron ore sales ................               --        62,382,381                                  --       62,382,381
---------------------------------------------------------------------------------------------------------------------------
                                         22,470,090        62,382,381                                  --       84,852,471
---------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
   Production costs (including
     depreciation and depletion) .       12,505,509        52,603,019           3(b)(i)         2,762,000       67,870,528
   Write-down of work in progress
     inventory ...................        2,208,528                --                                  --        2,208,528
   Selling and marketing expenses           528,751         1,648,400                                  --        2,177,151
   Exploration ...................        5,338,711                --                                  --        5,338,711
   Accounting ....................          182,040            36,963                                  --          219,003
   Consulting ....................          275,647         1,201,090                                  --        1,476,737
   Depreciation ..................          182,269            79,659                                  --          261,928
   Interest on long-term debt ....        4,533,728         1,774,792           3(b)(iii)        1,195,00        7,503,520
   Other interest ................               --         3,043,653                                  --        3,043,653
   Investor relations ............          279,588                --                                  --          279,588
   Legal and regulatory ..........          272,547            73,235                                  --          345,782
   Office ........................        1,695,051         2,531,154                                  --        4,226,205
   Salaries ......................        1,492,125         1,308,996                                  --        2,801,121
   Travel ........................        1,188,099           393,743                                  --        1,581,842
---------------------------------------------------------------------------------------------------------------------------
                                         30,682,593        64,694,704                           3,957,000       99,334,297
---------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
   Write-down of carrying values
     of assets, net of recoveries       (11,010,553)               --                                  --      (11,010,553)
   Gain on forgiveness of interest               --        11,539,200                                  --       11,539,200
   Mining property shut-down costs       (2,530,644)               --                                  --       (2,530,644)
   Interest income ...............        2,639,006           171,251                                  --        2,810,257
   Foreign exchange ..............         (725,976)       (9,253,578)          3(b)(ii)      (14,000,000)     (23,979,554)
   Other .........................        1,218,457           569,609                                  --        1,788,066
---------------------------------------------------------------------------------------------------------------------------
                                        (10,409,710)        3,026,482                         (14,000,000)     (21,383,228)
---------------------------------------------------------------------------------------------------------------------------
LOSS (INCOME) BEFORE INCOME
   AND CAPITAL TAXES .............       18,622,213          (714,159)                         17,957,000       35,865,054
PROVISION FOR (RECOVERY OF)
   INCOME AND CAPITAL TAXES ......         (762,585)               --          3(b)(iv)        (5,387,000)      (6,149,585)
---------------------------------------------------------------------------------------------------------------------------
NET LOSS (INCOME) ................     $ 17,859,628      $   (714,159)                       $ 12,570,000     $ 29,715,469
---------------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE ...................     $       0.24               N/A           3(b)(iv)             N/A      $       0.24
==========================================================================================================================
WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING (in 000's) .           74,491               N/A                                              124,814
==========================================================================================================================

         See accompanying Notes to the Unaudited Pro Forma Consolidated
                             Financial Information.

IVANHOE MINES LTD.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
DECEMBER 31, 2000
(STATED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     The accompanying unaudited pro forma consolidated financial information has been prepared for inclusion in the preliminary short form prospectus (the "Prospectus") of Ivanhoe Mines Ltd. ("Ivanhoe") dated March 25, 2002 in connection with the issue of Common Shares. The unaudited pro forma consolidated financial information consists of an unaudited pro forma consolidated statement of loss combining the audited consolidated statement of loss of Ivanhoe with the audited consolidated statement of earnings of ABM Mining Ltd. ("ABM"), for the year ended December 31, 2000, adjusted for the assumptions made giving effect to the acquisition of ABM by Ivanhoe as described in Note 3.

     The unaudited pro forma consolidated statement of loss for the year ended December 31, 2000 assumes that the acquisition of ABM by Ivanhoe had occurred on January 1, 2000.

     The unaudited pro forma consolidated statement of loss is not necessarily indicative of the results of operations that would have occurred if Ivanhoe and ABM had previously operated as a single entity.

     The unaudited pro forma consolidated financial information should be read in conjunction with the annual consolidated financial statements of Ivanhoe and ABM included or incorporated by reference in the Prospectus.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The unaudited pro forma consolidated financial information has been compiled using the significant accounting policies as set out in the annual consolidated financial statements of Ivanhoe for the year ended December 31, 2000. The significant accounting policies of ABM conform, where applicable, in all material respects to those of Ivanhoe.

3.   PRO FORMA ASSUMPTIONS

     (a)  Acquisition

          The acquisition of ABM by Ivanhoe has been accounted for in the accompanying unaudited pro forma consolidated financial information using the purchase method of accounting as set out in Note 4 to the consolidated financial statements of Ivanhoe for the year ended December 31, 2000.

IVANHOE MINES LTD.
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL INFORMATION
DECEMBER 31, 2000
(STATED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

3.   PRO FORMA ASSUOMPTIONS (CONTINUED)

     (b) Assumptions for the unaudited pro forma consolidated statement of loss for the year ended December 31, 2000

         (i) Additional depreciation and depletion of $2,762,000 has been recorded to reflect the amortization of mine property, plant and equipment resulting from the allocation of the purchase price on the acquisition of ABM, over 14 years.

         (ii) A provision of $14,000,000 has been recorded for the unrealized loss on ABM's forward currency contract.

         (iii) Additional interest expense of $1,195,000 has been recorded for the amortization of the discounts arising from the loans payable to related parties and other long-term debt assumed on the acquisition of ABM.

         (iv) A decrease in income and capital tax expense of $5,387,000 has been recorded to reflect the tax effect of items (i, ii and iii).

         (v) The pro forma loss per share has been calculated using the pro forma weighted average number of Ivanhoe common shares outstanding.

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated: March 25, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities laws of each of the provinces of Canada except Quebec.

(Signed) Daniel Kunz                            (Signed) Pierre Masse
President                                       Chief Financial Officer



                       On behalf of the Board of Directors




(Signed) R. Edward Flood                        (Signed) Eric V. Friedland
Director                                        Director

                         CERTIFICATE OF THE UNDERWRITERS

Dated: March 25, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces of Canada except Quebec.

GRIFFITHS MCBURNEY & PARTNERS               HSBC SECURITIES (CANADA) INC.

   (signed) Mark Wellings                      (signed) P.E. Kavanagh

                             HAYWOOD SECURITIES INC.

                              (signed) John Willett


                                                                             C-2